Exhibit 99.21

Phone: 403-512-3281

Fax: 403-663-3160

April 21 , 2020

Fire & Flower Holdings Corp.

400, 5241 Calgary Trail NW

Edmonton, Alberta T6H 5G8

Attn:	Nadia Vattovaz, CFO
Nelson Lau, VP Finance

Dear Sirs:

ATB Financial has approved and offers the credit facilities on the terms and conditions described in the attached Commitment Letter and accompanying schedules (this “Agreement”) on and subject to the terms and conditions set forth in this Agreement.

You (the “Borrower”) may accept our offer by returning the enclosed duplicate of this letter, signed as indicated below (whether in original ink, by facsimile or in another electronic format), by 4:00 p.m. on or before April 21 , 2020 or our offer will automatically expire. We reserve the right to cancel our offer at any time prior to acceptance.

Thank you for your business.

Yours truly,

ATB FINANCIAL

By:	(signed) “Max Herrera”
Max Herrera, Senior Director

By:	(signed) “Christopher Hamel”
Christopher Hamel, Portfolio Manager

Accepted this 21 day of April, 2020

FIRE & FLOWER HOLDINGS CORP.

Per:
Name:	Mathew Anderson
Title:	Corporate Secretary

(We have authority to bind the Borrower)

Signature Page to the Commitment Letter

Each of the undersigned, in their capacity as a Guarantor of Bon-ower, acknowledges and agrees to the terms of this Agreement as of this _21day of April, 2020, and acknowledges that Lender has made no representation or warranty of any kind as to the realization on the undersigned’s guarantee (or any collateral security therefor) other than as expressly set fotth in this Agreement. Each of the undersigned further acknowledges that this Agreement and the documents referred to in this Agreement may be amended, supplemented, restated, modified or renewed without the undersigned’s consent and without reducing, restricting or otherwise limiting the undersigned’s liability in any way.

HIFYRE INC.		10926671 CANADA LTD.

Per:		Per:
Name:	Mathew Anderson	Name:	Mathew Anderson
Title:	Corporate Secretary	Title:	Corporate Secretary

(I/We have authority to bind the Guarantor)		(I/We have authority to bind the Guarantor)

11180703 CANADA INC.		2727765 ONTARIO INC.

Per:		Per:
Name:	Mathew Anderson	Name:	Mathew Anderson
Title:	Corporate Secretary	Title:	Corporate Secretary

(I/We have authority to bind the Guarantor)		(I/We have authority to bind the Guarantor)

2676053 ONTARIO LIMITED		FIRE & FLOWER INC.

Per:		Per:
Name:	Mathew Anderson	Name:	Mathew Anderson
Title:	Corporate Secretary	Title:	Corporate Secretary

(I/We have authority to bind the Guarantor)		(I/We have authority to bind the Guarantor)

Signature Page to the Commitment Letter

COMMITMENT LETTER

LENDER:	ATB FINANCIAL

BORROWER:	FIRE & FLOWER HOLDINGS CORP.

GUARANTORS:	ALL SUBSIDIARIES OF THE BORROWER

1)	FACILITIES (each referred to as a “Facility”)

(a)	FACILITY #1 - OPERATING LOAN FACILITY (REVOLVER) – $5,000,000

i)	AMOUNT AND TYPE

Facility #1 is available by way of:

-	Prime-based loans in Canadian dollars

-	Letters of Credit (to an aggregate maximum of $500,000) in Canadian dollars.

-	Corporate Mastercard (to a maximum of $250,000) (the “MC Facility”). For greater certainty, the MC Facility forms part of Facility #1 and amounts outstanding thereunder are Borrowings of the Borrower under Facility #1. In addition to the conditions precedent set forth in Section 4) below the MC Facility shall not be available until the Borrower has delivered to the Lender the corporate Mastercard documentation of the Borrower in form and substance satisfactory to the Lender.

Facility #1 shall be used solely for (i) working capital and other general corporate purposes of the Borrower and the other Loan Parties and (ii) the Borrower making regularly scheduled payments of interest under the Convertible Debentures, subject to the terms and conditions of this Agreement (including, for certainty and without limitation, Section 6)(z) hereof).

Notwithstanding the authorized amount of Facility #1, advances will be limited to the amount equal to the lesser of:

-	the maximum principal amount of Facility #1; and

-	the Borrowing Base.

The Borrowing Base shall be the amount certified as such in the Borrowing Base Certificate delivered by the Borrower under Section 7)(c), subject to adjustment by the Lender, in its reasonable discretion. In the event that the Borrowings outstanding under Facility #1 exceed the Borrowing Base as at the date of the most recently delivered Borrowing Base Certificate (a “Shortfall”), Borrower shall repay the difference between such Borrowings outstanding and the new Borrowing Base within 10 days (the “Shortfall Period”). If the Borrower fails to comply with the foregoing within the Shortfall Period, such failure shall constitute an automatic Event of Default.

Fire & Flower Holdings Corp.	April 21, 2020

INCREASE IN FACILITY #1

-	The Borrower may at any time and from time to time, by written notice to the Lender, request that the maximum principal amount of Facility #1 be increased by an aggregate amount of up to $5,000,000, provided that: (i) the Lender shall have the sole discretion to agree or decline to provide all or a portion of any requested increase, (ii) the Lender shall have received internal credit approval in respect of any such increase and (iii) any increase shall be in a minimum amount of $1,000,000 and whole number multiples of $500,000 thereafter, and (iv) at the time of any such requested increase:

-	no Default, Event of Default or Shortfall has occurred and is continuing or will occur after giving effect to any such increase;

-	the Borrower shall have delivered to the Lender the following items, in each case in form and substance satisfactory to the Lender:

-	a fee to be determined by the Lender at the time of such requested increase in respect of which the Lender is hereby authorized to debit Borrower’s current account for any unpaid portion of such fee;

-	a confirmation and acknowledgement from each Loan Party in respect of its Security Documents which it has provided to the Lender hereunder;

-	a pro-forma Compliance Certificate as at the date of the requested increase reflecting the requested increase, and demonstrating, inter alia, that the Borrower will be in pro-forma compliance with each financial covenant set forth in Section 8) hereof assuming the maximum amount available under Facility #1 (including, for certainty, the amount of such requested increase) is fully advanced;

-	a pro-forma Borrowing Base Certificate as at the date of the requested increase reflecting the requested increase and assuming the maximum amount available under Facility #1 (including, for certainty, the amount of such requested increase) is fully advanced;

-	an officer’s certificate of the Borrower confirming: (A) no Default or Event of Default has occurred and is continuing or will occur after giving effect to any such increase, (B) its corporate authorization to make such increase, (C) the truth and accuracy of its representations and warranties contained in this Agreement, (D) the Borrower and each other Loan Party is then in compliance with all terms and conditions of this Agreement, and (E) that no consents, approvals or authorizations from any person are required for such increase (except as have been unconditionally obtained and are in full force and effect, unamended), each as at the effective date of such increase in the maximum principal amount of Facility #1, and attaching a certified copy of a directors’ resolution of the Borrower authorizing any such increase; and

-	a legal opinion from counsel of the Loan Parties (and such opinion shall, inter alia, opine as to the corporate authorization of the Borrower to effect such increase).

ii)	INTEREST RATES AND PREPAYMENT

Pricing applicable to Facility #1 is as follows:

-	Prime-based loans: Interest is payable in Canadian dollars at Prime plus % per annum

-	Letters of Credit: Fee is % per annum in respect of Financial Letters of Credit with a minimum fee of $500, payable in the currency in which it is issued. Non- Financial Letters of Credit will be issued at % of the fees applicable to Financial Letters of Credit

-	Corporate Mastercard: Fees are detailed in the Corporate Mastercard documentation

Fire & Flower Holdings Corp.	April 21, 2020

Non-refundable standby fee calculated at a rate of            % per annum is payable monthly in Canadian dollars on the last day of each month, calculated daily on the unused portion of the commitment amount of Facility #1.

Notwithstanding the foregoing, immediately upon and during the occurrence of an Event of Default or Shortfall, all rates and fees for Facility #1 shall increase by 2.00% per annum and such increase will remain in effect for as long as such Event of Default or Shortfall subsists. In addition to the conditions set forth in this Agreement, the Lender’s obligation to provide any advances under this Agreement will be suspended for so long as there exists an Event of Default or Shortfall. An increase in interest rates and fees as aforesaid shall apply to all outstanding Borrowings.

Facility #1 may be prepaid in whole or in part at any time (subject to the notice periods provided in this Agreement) without penalty.

iii)	REPAYMENT

Facility #1 is a committed revolving facility, as detailed in this Agreement.

The period of time from the Availability Closing Date until the Maturity Date is the “Revolving Period”.

During the Revolving Period, Facility #1 may revolve in multiples as permitted by this Agreement, and Borrower may borrow, repay, reborrow and convert between types of Borrowings, up to the amount and subject to the notice periods provided in this Agreement.

On the Maturity Date, the Borrower shall repay in full all outstanding Borrowings (inclusive of all accrued interest, fees and charges) and all other amounts owing under Facility #1 (including the Corporate Mastercard).

Until April 30, 2021 all interest payments in respect of Facility #1 shall be made using funds from the Reserve Account.

Repayments of amounts arising under the Corporate Mastercard are detailed in the Corporate Mastercard documentation.

(b)	FACILITY #2 – NON-REVOLVING REDUCING FACILITY – $5,000,000

i)	AMOUNT AND TYPE

Facility #2 is available by way of:

-	Prime-based loans in Canadian dollars

Facility #2 shall be used solely for the recapitalization of real estate assets and to provide capital for retail store buildouts.

Facility #2 is available by way of one draw on the Availability Closing Date subject to the notice periods provided in this Agreement. Any amount not drawn down on or before that date will be cancelled and no longer available to Borrower.

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Facility #2 is non-revolving. Amounts repaid may not be reborrowed.

ii)	INTEREST RATES AND PREPAYMENT

Pricing applicable to Facility #2 is as follows:

-	Prime-based loans: Interest is payable in Canadian dollars at Prime plus % per annum

Notwithstanding the foregoing, immediately upon and during the occurrence of an Event of Default or Shortfall, all rates and fees for Facility #2 shall increase by 2.00% per annum and such increase will remain in effect for as long as such Event of Default or Shortfall subsists. In addition to the conditions set forth in this Agreement, the Lender’s obligation to provide any advances under this Agreement will be suspended for so long as there exists an Event of Default or Shortfall. An increase in interest rates and fees as aforesaid shall apply to all outstanding Borrowings.

Facility #2 may be prepaid in whole or in part at any time (subject to the notice periods provided in this Agreement) without penalty.

iii)	REPAYMENT

Facility #2 is a committed term facility, as detailed in this Agreement. Facility #2 is payable in full on the Maturity Date.

Borrower shall make blended payments of $       per quarter on the last Business Day of each quarter (each a “Quarterly Payment”) commencing with the Quarterly Payment to be made on July 31, 2020, to be applied at Lender’s option firstly to accrued interest and secondly to principal, with the balance of all outstanding Borrowings (inclusive of all accrued interest, fees and charges) and all other amounts owing under Facility #2 being due and payable in full on the Maturity Date. Payment amounts are, if necessary, subject to adjustment on notice to Borrower to ensure the original amortization period of 120 months is maintained. Each Quarterly Payment until the Quarterly Payment to be made on July 31, 2021 shall be made using funds from the Reserve Account.

(c)	OTHER FACILITIES – CASH MANAGEMENT, INTEREST AND FOREIGN EXCHANGE DERIVATIVES

At Borrower’s request, Lender may enter into cash management contracts, Interest Swaps and Currency Swaps in compliance with the provisions in this Agreement with Loan Parties from time to time. Lender makes no commitment to enter into any such contract, Interest Swap or Currency Swap and may at any time in its sole discretion decline to enter into any such contract, Interest Swap or Currency Swap. For certainty, the Security Documents will also secure each Loan Party’s liabilities, obligations and indebtedness pursuant to any such cash management contracts, Interest Swaps or Currency Swaps. Any Swap entered into between a Loan Party and the Lender will be subject to an ISDA Master Agreement from such Loan Party in form and substance satisfactory to the Lender.

Fire & Flower Holdings Corp.	April 21, 2020

2)	FEES

(a)	Non-refundable application fee of $25,000 (such amount being equal to bps on $10,000,000) is payable on acceptance of this offer (the “Application Fee”).

(b)	Non-refundable work fee of $ (the “Work Fee”), of which the full amount has already been paid by the Borrower and received by the Lender. The Work Fee shall be fully credited against the Application Fee.

(c)	Established credit facilities may be subject to a fee where Lender in its sole discretion permits excess Borrowings, if any.

(d)	For reports or statements not received within the stipulated periods (and without limiting Lender’s rights by virtue of such default), Borrower will be subject to a fee of $ per month for each late reporting occurrence.

Lender is hereby authorized to debit Borrower’s current account for any unpaid portion of any fees due under this Agreement.

3)	SECURITY DOCUMENTS

All security documents (whether held or later delivered) (collectively, the “Security Documents”) shall secure all Facilities and all other obligations of the Loan Parties to the Lender (whether present or future, direct or indirect, contingent or matured) and shall be in form and substance satisfactory to Lender.

The Security Documents required at this time, and which Borrower and the Guarantors shall execute and deliver to Lender, are as follows:

(a)	a general security agreement from Borrower providing, subject to Permitted Encumbrances, a first-ranking security interest over all present and after acquired personal property and a floating charge on all real property;

(b)	a debenture from Borrower in the amount of $50,000,000 providing, subject to Permitted Encumbrances, a first-ranking security interest over all present and after acquired personal property and a floating charge on all real property (the “Borrower Debenture”);

(c)	a debenture pledge in respect of the Borrower Debenture;

(d)	a mortgage from Fire & Flower Inc. in the amount of $50,000,000 constituting a first fixed charge on the lands located at 129 York Street, Ottawa, Ontario;

(e)	a mortgage from 10926671 Canada Ltd. in the amount of $50,000,000 constituting a first fixed charge on the lands located at 100 – 343 70th Street, Saskatoon, Saskatchewan;

(f)	a mortgage from Fire & Flower Inc. in the amount of $50,000,000 constituting a first fixed charge on the lands located at 9629 – 82 Avenue NW, Edmonton, Alberta;

(g)	an unlimited continuing guarantee from each of the Guarantors, supported by the following:

i)	a general security agreement from each of the Guarantors providing, subject to Permitted Encumbrances, a first-ranking security interest over all present and after acquired personal property and a floating charge on all real property;

ii)	a debenture from each of the Guarantors in the amount of $50,000,000 providing, subject to Permitted Encumbrances, a first-ranking security interest over all present and after acquired personal property and a floating charge on all real property (collectively, the “Guarantor Debentures”); and

Fire & Flower Holdings Corp.	April 21, 2020

iii)	a debenture pledge from each of the Guarantors in respect of its applicable Guarantor Debenture;

(h)	an assignment of Material Contracts from each Loan Party;

(i)	an assignment of insurance policies and proceeds from each Loan Party;

(j)	a blocked account agreement from Borrower in respect of the Cash Collateral Account;

(k)	the Couche-Tard Subordination Agreement;

(l)	the Secured Debentures Subordination Agreement; and

(m)	the Maturing Debentures Subordination Agreement.

The Security Documents are to be registered in the following jurisdictions: Alberta, Manitoba, Saskatchewan, Yukon, Ontario and British Columbia.

4)	CONDITIONS PRECEDENT

Conditions Precedent to Effectiveness of Commitment Letter

This Agreement shall not be effective until the following conditions precedent have been satisfied, unless waived by Lender:

(a)	Lender has received, in each case, in form and substance satisfactory to the Lender:

i)	an executed copy of this Agreement and all Security Documents (other than the Couche- Tard Subordination Agreement, the Secured Debentures Subordination Agreement and the Maturing Debentures Subordination Agreement);

ii)	all registrations and filings in respect of the Security Documents have been completed in Alberta, Saskatchewan, Manitoba, Ontario, Yukon and British Columbia, in each case, in form and substance satisfactory to Lender;

iii)	an officer’s certificate from an officer of each Loan Party certifying as to, inter alia, general corporate matters and attaching thereto, certified copies of its constating documents, bylaws and other governing documents, authorizing resolutions, an incumbency certificate, a corporate structure chart, the Couche-Tard Convertible Debentures, the Subscription Agreement, the Maturing Debentures, the Maturing Indenture and the Promissory Note;

iv)	a certificate of status from each Loan Party in respect of its jurisdiction of formation;

v)	a legal opinion from counsel to the Loan Parties addressing: (A) the due authorization, execution, delivery, performance and enforceability of the Loan Documents; and (B) any other matters that may be reasonably requested by Lender;

vi)	a legal opinion from counsel to Lender; and

vii)	an Alberta Land Titles Office Name Search Consent Form from each Loan Party;

(b)	on or before the Closing Date the Borrower shall have deposited cash in the Cash Collateral Account in an amount that is no less than $4,275,000;

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(c)	on or before the Closing Date the Borrower shall have deposited cash in the Reserve Account in an amount that is no less than the Required Reserve Amount (for certainty, such amount required to be deposited on or before the Closing Date shall be $1,000,000);

(d)	Lender shall be satisfied that all authorizations, orders, permits, approvals, grants, licenses (including the Cannabis Authorizations), consents, rights, franchises, privileges, certificates, judgments, writs, injunctions, awards, determinations, directions, decrees, demands or the like required to be issued or granted by law or by rule or regulation by Governmental Authorities and third party consents, approvals and waivers necessary for each Loan Party to: (i) carry on business (including, without limitation, the Cannabis Business) and (ii) enter into, execute and deliver the Loan Documents and to perform its obligations thereunder, in each case, shall have been unconditionally obtained and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any Governmental Authority that would materially restrain, prevent or otherwise impose material adverse conditions on the matters set out in clauses (i) and (ii) above, and the Lender shall have received an officer’s certificate of the Borrower certifying the same to the Lender;

(e)	the Security Documents and the security interests created thereby shall constitute a first ranking charge over the property of the Loan Parties, subject to no other security interests except Permitted Encumbrances;

(f)	Lender has not received written notice of any execution, lien, trust, charge or encumbrance affecting the assets charged by the security created by the Security Documents, subject to Permitted Encumbrances;

(g)	Borrower has provided Lender with a list of all existing Material Contracts, as well as certified copies of all Material Contracts it may request from that list. Lender will be satisfied that all Material Contracts are in full force and effect and that no Loan Party is in default under any of them;

(h)	no material judgments outstanding, and no material legal or administrative proceedings (including in any court arbitrator or any Governmental Authority) pending or threatened against a Loan Party (and for certainty, any of the foregoing shall be deemed to be material where the amount of such judgment or legal or administrative proceeding is individually or in the aggregate in excess of $500,000), and the Lender shall have received an officer’s certificate from an officer of the Borrower certifying the same to the Lender;

(i)	Lender has received, and be satisfied with, the financial projections of the Borrower for the Fiscal Years ended 2020 and 2021;

(j)	Lender shall be satisfied that since November 2, 2019, there has not been a Material Adverse Change;

(k)	Borrower has executed and delivered all of Lender’s standard form account opening documentation required to establish current accounts and all documentation necessary to comply with applicable AML Laws, “know your client” and domestic and foreign tax laws including applicable Foreign Account Tax Compliance Act documentation;

(l)	Lender has received payment of all fees due in respect of this Agreement (including, without limitation, those fees set forth in Section 2);

(m)	Lender’s counsel has received all fees, disbursements and charged expenses of Lender’s counsel owing by the Borrower;

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(n)	Lender has completed and is satisfied as to its financial, accounting, tax, business, environmental and legal due diligence with respect to the Loan Parties;

(o)	Lender is satisfied as to:

i)	the value of each Loan Party’s assets and financial condition;

ii)	each Loan Party’s ability to carry on business and repay any amount owed to Lender from time to time; and

iii)	each Loan Party’s organizational and capital structure including Subsidiaries, affiliates and ownership, whether direct or indirect;

(p)	Lender is satisfied as to the terms of the Convertible Debenture Documents;

(q)	Lender is satisfied as to the terms for the planned conversion and/or repayment and cancellation of the Maturing Debentures; and

(r)	Lender has received any other documents as Lender has reasonably requested.

Additional Conditions Precedent for First Advance

Notwithstanding the Section titled “Conditions Precedent to Effectiveness of Commitment Letter” above and, for certainty, in addition to all conditions precedent to advances and drawdowns set out below underneath the heading “Conditions Precedent to All Advances” no advance or drawdown shall be available hereunder until the following conditions precedent have been satisfied:

(a)	Lender has received, in each case, in form and substance satisfactory to the Lender:

i)	a fully executed copy of the Couche-Tard Subordination Agreement;

ii)	a fully executed copy of the Secured Debentures Subordination Agreement;

iii)	a fully executed copy of the Maturing Debentures Subordination Agreement;

iv)	an officer’s certificate from an officer of each Loan Party certifying as to, inter alia, general corporate matters and attaching thereto, certified copies of its constating documents, bylaws and other governing documents, authorizing resolutions, an incumbency certificate and the Secured Convertible Debentures, the Secured Indenture and the security documents and guarantees delivered in connection therewith;

v)	an executed pro-forma Borrowing Base Certificate as at the Availability Closing Date giving effect to the advances requested on the Availability Closing Date and demonstrating an acceptable Borrowing Base to support all Borrowings requested on that date;

vi)	an executed pro-forma Compliance Certificate as at the Availability Closing Date giving effect to the advances requested on the Availability Closing Date and demonstrating, inter alia, compliance with the financial covenants set forth in Section 8) on a pro-forma basis;

vii)	an environmental questionnaire & disclosure statement from each Loan Party;

viii)	a certificate of insurance issued by Borrower’s insurance broker in respect of all policies required to be maintained by the Loan Parties which are to name Lender as first loss payee under all property damage policies and additional insured, as its interest may appear, in respect of all liability policies;

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ix)	a certificate of status from each Loan Party in respect of its jurisdiction of formation; and

x)	a legal opinion from counsel to the Loan Parties addressing: (A) the due authorization, execution, delivery, performance and enforceability of the Couche-Tard Subordination Agreement, the Secured Debentures Subordination Agreement and the Maturing Debentures Subordination Agreement; and (B) any other matters that may be reasonably requested by Lender; and

(b)	Lender is satisfied as to the terms of the Secured Convertible Debentures, the Secured Indenture and the security documents, guarantees and other material documents delivered in connection therewith.

Conditions Precedent to All Advances

It is a condition precedent to each advance and drawdown under this Agreement that:

(a)	the Lender shall have received proper and timely notice from the Borrower requesting such advance in accordance with Section 10);

(b)	at the time of such advance all representations and warranties in this Agreement must be true and correct in all material respects as if made on such date; and

(c)	at the time of such advance there must be no Default, Event of Default or Shortfall that has occurred and is continuing and the making of such advance shall not result in the occurrence of any Default, Event of Default or Shortfall.

Waiver

The above conditions set forth underneath the headings titled “Conditions Precedent to Effectiveness of Commitment Letter”, “Additional Conditions Precedent for First Advance” and “Conditions Precedent to All Advances” are inserted for the sole benefit of Lender, and may be waived by Lender in whole or in part (with or without terms or conditions) in respect of any particular Borrowing, provided that any waiver shall not be binding unless given in writing and shall not derogate from the right of Lender to insist on the satisfaction of such waived condition in the future.

Outside Date

Notwithstanding anything to the contrary herein, if all conditions precedent hereunder have not been satisfied within 60 days of the date hereof, this Agreement and the commitment of the Lender hereunder shall, at the Lender’s option, be cancelled and terminated and shall have no further force and effect. Notwithstanding any such cancellation and termination, all fees previously paid to the Lender and Lender’s counsel hereunder shall be considered earned by the Lender and Lender’s counsel, as applicable.

5)	POSITIVE COVENANTS

Each Loan Party covenants with Lender that, it will do and perform the following covenants (to the extent applicable to it). If any such covenant is to be done or performed by a Guarantor, Borrower also covenants with Lender to cause Guarantor to do or perform such covenant.

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(a)	Borrower will pay to Lender when due all amounts (whether principal, interest or other sums) owing by it to Lender from time to time;

(b)	Borrower will ensure each Loan Party (other than the Borrower) is a direct or indirect wholly- owned Subsidiary of the Borrower and to the extent any such Loan Party is indirectly owned, all such ownership interests will be held by Loan Parties;

(c)	Borrower will ensure that not less than 100% of its consolidated assets are held by those Loan Parties which have provided security in favour of Lender;

(d)	Borrower will use the proceeds of the Facilities only for the purposes as set out in this Agreement or as otherwise approved by Lender;

(e)	each Loan Party will maintain its valid existence as a corporation or partnership, as the case may be, and in all material respects, will maintain all licenses and authorizations (other than the Cannabis Authorizations, which shall be maintained in all respects) required from Governmental Authorities to permit it to carry on its business, including, without limitation, any licenses, certificates, permits and consents for the protection of the environment;

(f)	each Loan Party will maintain its books of account and records relative to the operation of its business and financial condition in accordance with GAAP;

(g)	each Loan Party will maintain and defend title to all of its property and assets, will maintain, repair and keep in good working order and condition all of its property and assets (normal wear and tear excepted) and will continuously carry on and conduct its business in a proper, efficient and businesslike manner;

(h)	each Loan Party will maintain types and amounts of insurance satisfactory to Lender with Lender shown as first loss payee on any property insurance covering any assets on which Lender has security and additional insured, as its interest may appear, on all liability insurance, and promptly advise Lender in writing of any significant loss or damage to its property, and each Loan Party will provide evidence of insurance to Lender:

i)	in situations where Lender has taken a fixed charge on an asset or property whether on real property or personal property; and

ii)	in all other situations, on request.

Lender reserves the right to conduct an independent review of any Loan Party’s insurance coverage, at the reasonable expense of Borrower. Borrower will promptly advise Lender in writing, giving reasonable details of, any insurance claims in excess of $250,000 individually or in excess of $500,000 in the aggregate in any twelve consecutive months with respect to the Loan Parties;

(i)	each Loan Party will permit Lender, by its officers or authorized representatives at any reasonable time and on reasonable prior written notice, to enter its premises and to inspect its plant, machinery, equipment and other real and personal property and their operation, and to examine and copy all of its relevant books of accounts and records;

(j)	each Loan Party will, in all material respects, remit all sums when due to tax and other Governmental Authorities (including, without limitation, any sums in respect of employees and GST), and upon request, will provide Lender with such information and documentation in respect thereof as Lender may reasonably require from time to time;

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(k)	each Loan Party will comply in all material respects with all Applicable Laws (other than in respect of Cannabis Laws, which shall be complied with in all respects), including without limitation, environmental laws;

(l)	each Loan Party shall ensure that:

i)	the only business related to Cannabis carried on by such Loan Party shall be the Cannabis Business and such business is at all times conducted in compliance with all Cannabis Laws and all applicable Cannabis Authorizations;

ii)	the retail, distribution and storage of Cannabis in connection with the Cannabis Business of each such Loan Party occurs solely in facilities licenced for such purposes by an applicable Governmental Authority, to the extent that such facilities are required to be licensed by Applicable Law; and

iii)	all storefront, retail operations or distribution operations in connection with the Cannabis Business of such Loan Party are conducted where it is lawfully permitted to do so and in compliance with all Cannabis Laws and other Applicable Laws;

(m)	each Loan Party shall:

i)	obtain when required each Cannabis Authorization and maintain such Cannabis Authorizations as valid and in full force and effect at all times and apply for and obtain each future Cannabis Authorization on or before such time as it shall be required by Cannabis Laws to obtain such Cannabis Authorization;

ii)	be at all times in compliance with the requirements of the Cannabis Authorizations and do all things required of a holder thereof by Applicable Laws;

iii)	remain the sole legal and beneficial owner of the Cannabis Authorizations and to not dispose of or abandon any right, title or interest in any Cannabis Authorization;

iv)	deliver to the Lender a copy of each Cannabis Authorization upon request of the Lender; and

v)	pay all taxes, assessments, maintenance fees and other amounts required to be paid to maintain each Cannabis Authorization, other than those taxes, assessments, maintenance fees and other amounts the amount or validity of which is currently being contested in good faith by appropriate proceedings being diligently pursued;

(n)	Borrower shall deliver, or caused to be delivered, to the Lender promptly (and in any event, within five Business Days) upon receipt thereof:

i)	any warning, document, letter or notice from any Governmental Authority with respect to the Cannabis Business or Cannabis Activities of a Loan Party not being operated in compliance with Cannabis Laws (except where any such non-compliance with Cannabis Laws is capable of being remedied, and is being diligently remedied, within the time period permitted by the applicable Governmental Authority, but only so long as such Loan Party is not subject to any sanction, fine or penalty during such period);

ii)	any and all correspondence and notices with respect to any material regulatory or other investigations into the Cannabis Business or Cannabis Activities of a Loan Party, including, without limitation, any changes in a Loan Party’s licensing or regulatory status, or any threatened or actual enforcement actions, including regulatory fines taken by any Governmental Authority; and

iii)	upon the reasonable request of the Lender, such information necessary to demonstrate compliance with (including the controls implemented for purposes thereof) paragraphs (l), (m) and (n);

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(o)	Borrower will promptly advise Lender in writing, giving reasonable details, of:

i)	the discovery of any contaminant or any spill, discharge or release of a contaminant into the environment from or upon any property of a Loan Party which would reasonably be expected to have a material impact on its business;

ii)	any event which constitutes, or which with notice, lapse of time or both, would constitute a breach of any provision hereof or an Event of Default;

iii)	each event which has or is reasonably expected to have a material impact on the business of a Loan Party;

iv)	any Material Adverse Change regarding any Loan Party, or of any material loss, destruction or damage to its properties and assets;

v)	the acquisition, creation or existence of any new Subsidiary after the date hereof; and

vi)	the opening or establishment of an account, or decision to make use of an existing account, with another financial institution through which Borrower intends to conduct its primary banking operations;

(p)	each Loan Party undertakes that, upon request from Lender, such Loan Party will grant a fixed mortgage and charge to Lender on any or all real property of that Loan Party so designated by Lender. Borrower shall promptly provide to Lender all information reasonably requested by Lender to assist it in that regard. Borrower acknowledges that this undertaking constitutes present and continuing security in favour of Lender, and that Lender may file such caveats, security notices or other filings in regard thereto at any time and from time to time as Lender may determine;

(q)	each Loan Party shall deliver forthwith to Lender any financial statements and other information as required in this Agreement;

(r)	each Loan Party will fully pay its respective monetary obligations when due and perform its respective obligations under all leases and agreements relating to each leased location of any material asset charged by the Security Documents;

(s)	the Borrower shall ensure that at all times the amount of cash in the Cash Collateral Account is no less than $3,000,000; provided that, for certainty, the amount of cash in the Cash Collateral Account on the Closing Date shall be no less than $4,275,000;

(t)	the Borrower shall ensure that at all times the amount of cash in the Reserve Account is no less than the Required Reserve Amount;

(u)	if as of any date of determination, the LTV Ratio exceeds %, the Borrower shall immediately, and in any event within three Business Days, either (a) prepay all or a portion of the Borrowings outstanding under Facility #2 or (b) deposit cash in the Cash Collateral Account, in each case, in such amount necessary to, after giving effect to such payment or deposit, cause the LTV Ratio to be less than or equal to %;

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(v)	each Loan Party shall use commercially reasonable efforts to obtain landlord waivers with respect to each location of leased property applicable to it set forth in Schedule “C”;

(w)	each Loan Party will maintain in effect policies and procedures designed to promote compliance by such Loan Party, its Subsidiaries, and their respective directors, officers, employees and agents with all applicable Sanctions, AML Laws and Anti-Corruption Laws;

(x)	Borrower will promptly, and in any event within 2 Business Days of any amendment, supplement, restatement or other modification to a Convertible Debenture Document, provide the Lender with a certified, true and complete copy of the same; and

(y)	each Loan Party will provide the Lender with any information or document that it may reasonably require from time to time.

6)	NEGATIVE COVENANTS

Each Loan Party covenants with Lender that it will not do any of the following without the prior written consent of Lender. If a Guarantor is not to do an act, Borrower also covenants with Lender not to permit Guarantor to do such act.

(a)	a Loan Party will not create or permit to exist any mortgage, charge, lien, encumbrance or other security interest on any of its present or future assets, subject to Permitted Encumbrances;

(b)	a Loan Party will not create, incur, assume or allow to exist any Indebtedness other than Permitted Debt;

(c)	a Loan Party will not sell, assign, transfer, convey, lease (as lessor), contribute or otherwise dispose of, or grant options, warrants or other rights with respect to any assets except Permitted Dispositions;

(d)	a Loan Party will not make any Investment other than Permitted Investments;

(e)	a Loan Party will not make any Distributions other than Permitted Distributions;

(f)	a Loan Party will not amalgamate, consolidate, or merge with any Person other than a Loan Party and then only if: (i) no Default or Event of Default is then in existence under this Agreement or would thereafter be in existence and (ii) the amalgamated, consolidated or merged corporation provides written confirmation satisfactory to the Lender, acting reasonably, that it is liable for the obligations of the relevant Loan Party under the Loan Documents;

(g)	a Loan Party will not consent to or facilitate a Change of Control other than as consented to in writing by Lender;

(h)	a Loan Party will not acquire any assets in, or move or allow any of its assets to be moved to, a jurisdiction where Lender has not registered or perfected the Security Documents;

(i)	no Loan Party shall, nor shall any Loan Party permit any other Loan Party to:

i)	engage in any business other than the Cannabis Business;

ii)	other than pursuant to the Strategic License Agreement, conduct any part of the Cannabis Business outside of Canada;

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iii)	conduct any part of the Cannabis Business or any Cannabis Activities that in any way results in a Loan Party becoming subject to laws outside of Canada;

iv)	sell or otherwise export any Cannabis to any jurisdiction outside of Canada or purchase or otherwise import any Cannabis from any jurisdiction from outside of Canada;

v)	use the proceeds of any Facility to carry on Cannabis Activities in any jurisdiction other than Canada or to make any investment in any Cannabis Activities other than in Canada and in accordance with Cannabis Laws;

vi)	other than pursuant to the Strategic License Agreement, receive any payments in connection with the Cannabis Business from any Person outside of Canada or make any payments with the proceeds from the Cannabis Business to any Person which is located, has its chief executive office, or is formed, outside of Canada; or

vii)	deposit the proceeds received from the Cannabis Business in any account located outside of Canada or with any financial institution which has its head office (or chief executive office) located outside of Canada;

(j)	a Loan Party will not enter into any Swap outside the ordinary course of its business or for speculative purposes (determined, where relevant, by reference to GAAP); provided that, without limiting the generality of the foregoing, the following shall be deemed to be Swaps entered into outside of the ordinary course of business or entered into for speculative purposes:

i)	any Commodity Swap;

ii)	any Interest Swap if the Equivalent Amount in Canadian Dollars of the notional amount of indebtedness under such Interest Swap together with the Equivalent Amount in Canadian Dollars of the notional amount of all other Interest Swaps then in effect in respect of the Loan Parties exceeds the underlying exposure to the risk hedged or sought to be hedged by such Interest Swap at the time such Interest Swap is entered into;

iii)	any Currency Swap if the aggregate amount hedged under all Currency Swaps at the time any such Currency Swap is entered into exceeds the Loan Parties’ U.S. Dollar underlying exposure, whether direct or indirect, to the risk hedged or sought to be hedged by such Currency Swap at the time such Currency Swap is entered into;

iv)	any Interest Swap or Currency Swap having a term from its inception to maturity exceeding three years;

v)	any Swap in respect of which a security interest or lien is granted, except for Permitted Encumbrances; or

vi)	any Swap entered into with a party that is not the Lender,

and to the extent the Borrowing Base includes any value for Swap, such Swap shall not be terminated by the applicable Loan Party without the prior written consent of the Lender except at its maturity and in accordance with its terms;

(k)	a Loan Party will not, in any material respects, allow any pollutant (including any pollutant now on, under or about such land) to be placed, handled, stored, disposed of or released on, under or about any of its lands unless done in the normal course of its business and then only as long as it complies with all Applicable Laws including without limitation, environmental laws, in placing, handling, storing, transporting, disposing of or otherwise dealing with such pollutant;

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(l)	a Loan Party will not enter into any transactions with its affiliates or other persons that are not at “arm’s length” for goods or services unless entered into on commercially reasonable terms that are no less favourable to such Loan Party than it would obtain in an arm’s length transaction;

(m)	a Loan Party will not directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon:

i)	the ability of any Loan Party to create, incur or permit to exist any mortgage, charge, lien, encumbrance or other security interest upon any of its property or assets;

ii)	the ability of any Loan Party to pay dividends or other distributions with respect to any equity securities or with respect to, or measured by, its profits or to repay loans or advances to any other Loan Party or to provide a guarantee of any Indebtedness of any other Loan Party;

iii)	the ability of any Loan Party to make any loan or advance to any other Loan Party; or

iv)	the ability of any Loan Party to sell, lease or transfer any of its property to any other Loan Party;

provided that (A) the foregoing paragraphs i)-(iv) shall not apply to restrictions and conditions imposed by Applicable Law or by any Loan Document, (B) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (C) paragraph i) above shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness, and (D) paragraph i) above shall not apply to customary provisions in leases and other ordinary course contracts restricting the assignment thereof;

(n)	a Loan Party will not, directly or indirectly:

i)	acquire or form any Subsidiary without ensuring that such Subsidiary concurrently provides an unlimited and unconditional guarantee of the Facilities and security charging all of its present and after-acquired assets, together with a satisfactory opinion of its counsel as to (A) the due authorization, execution and delivery of that guarantee and security and (B) any other matters that may be reasonably requested by Lender; or

ii)	make any equity investment in, or purchase or otherwise acquire or hold any equity securities of, any other Person other than another Loan Party;

(o)	no part of the proceeds of the Facilities will be used, directly or indirectly:

i)	in any manner that would result in a violation of any Sanction; or

ii)	in violation of any applicable AML Laws or Anti-Corruption Laws;

(p)	a Loan Party will not use the proceeds (or permit any other Subsidiary to use the proceeds) of any Borrowing to accumulate or maintain cash or cash equivalents in one or more depository or investment accounts maintained by the Loan Party or any Subsidiary in an amount, in the aggregate between all such parties, greater than $500,000 (or the equivalent amount in any other currency), but excluding therefrom cash or cash equivalents accumulated or maintained therein for a specified business purpose (other than simply accumulating a cash reserve), and, for certainty, the Lender may refuse to make any requested advance which the Lender, acting reasonably, determine would result in a contravention of this Section 6)(p);

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(q)	no Loan Party shall i) establish or maintain any operating accounts, deposit accounts or other bank accounts, securities or other investment accounts or any other accounts with, ii) have any cash or cash equivalents on deposit with, or iii) otherwise conduct any banking business, in each case, with any financial institution or other Person other than the Lender, provided that:

i)	the TD Accounts and the Alterna Investment Account shall be permitted to be maintained for up to 60 days after the date hereof;

ii)	the Loan Parties shall be permitted to maintain the BMO Accounts and the Alterna LC Accounts provided that:

(A)	the balance in the BMO Accounts and the Alterna LC Accounts shall not at any time exceed $15,000,000 in the aggregate;

(B)	the purpose of the BMO Accounts shall be solely for: (I) payment of ongoing operating expenses and the collection of retail revenues of Fire & Flower Inc., (II) payment of ongoing operating expenses and collection of wholesale revenues of 10926671 Canada Ltd. and (III) payment of ongoing operating expenses and collection of digital service revenues of Hifyre Inc.;

(C)	the Alterna LC Accounts are maintained solely due to and for the purpose of the Alcohol and Gaming Commission of Ontario’s letter of credit requirements and Ontario Cannabis Store account registration;

(D)	in the case of the BMO Accounts, within 60 days of the date hereof, the Borrower, Fire & Flower Inc., 10926671 Canada Ltd., Hifyre Inc., Bank of Montreal and the Lender shall have entered into one or more blocked account agreements in respect of the BMO Accounts in form and substance satisfactory to the Lender; and

(E)	in the case of the Alterna LC Accounts, within 60 days of the date hereof 2676053 Ontario Limited, 2727765 Ontario Inc., Alterna Savings & Credit Union Limited and the Lender shall have entered into one or more blocked account agreements in respect of the Alterna LC Accounts in form and substance satisfactory to the Lender;

iii)	for certainty, the Loan Parties shall not create or permit to exist any mortgage, charge, lien, encumbrance or other security interest on or in respect of any accounts of the Loan Parties other than pursuant to the Security Documents; and

iv)	the Borrower shall deliver (or shall cause to be delivered) all bank account statements related to the accounts listed in Schedule “E” and other account particulars upon the request of the Lender, acting reasonably;

(r)	a Loan Party will not enter into an account control agreement with any financial institution or other Person other than the Lender;

(s)	a Loan Party will not discount or sell (with or without recourse) any of its income or revenues, including any Accounts Receivable, or rights in respect thereof;

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(t)	a Loan Party will not enter into or be a party to, any Material Contract for the purchase of materials, supplies or other property or services if such contract requires that payment be made by any Loan Party regardless of whether or not delivery of such materials, supplies or other property or services is ever made; provided that this paragraph (t) shall not restrict the ability of any Loan Party to enter into any such Material Contract in the ordinary course of its business to the extent that the materials, supplies or other property or services which are the subject matter of such contract are reasonably expected to be used by the applicable Loan Party in the ordinary course of its business;

(u)	a Loan Party will not amend, its constating documents, by-laws, partnership agreement or operating agreement, as applicable, in a manner that would materially adversely affect the Lender or such Loan Party’s duty or ability to repay all outstanding Borrowings (inclusive of all accrued interest, fees and charges) and all other amounts owing under the Facilities;

(v)	a Loan Party shall not amend, modify, allow to expire, fail to exercise any renewal right or terminate (or waive any provision of or provide any consent under) any Material Contract in a manner materially adverse to the Lender;

(w)	a Loan Party will not acquire or at any time directly or indirectly own, lease, operate or otherwise conduct any business relating to Cryptocurrency Assets;

(x)	a Loan Party will not, and will not permit any other Loan Party to, establish, maintain or be bound by any Pension Plan;

(y)	a Loan Party will not, and will not permit any other Loan Party to: (i) change its name, trade name, jurisdiction of organization, address of its chief executive office or locations of its business, real property, tangible personal property or assets from those set forth in Schedule F without giving the Lender no less than 15 days prior notice thereof; or (ii) change its Fiscal Year end;

(z)	a Loan Party will not, and will not permit any other Loan Party to:

i)	subject to paragraph (ii) below, make any payment (other than Permitted Payments) to any of the holders of the Convertible Debentures in their capacity as such or any agent on their behalf, whether by way of redemption, retraction or otherwise, or purchase for cash any of the Convertible Debentures from any holder thereof before the date on which such Convertible Debentures are due; or

ii)	notwithstanding paragraph (i) immediately above, make any Permitted Payment if a Default, Event of Default or Shortfall exists at the time such payment is to be made or would reasonably be expected to exist upon making such payment; and

(aa)	a Loan Party will not, and will not permit any other Loan Party to amend, supplement or modify (as applicable) any provision of the Convertible Debenture Documents (or provide any waiver or consent to like effect).

7)	REPORTING COVENANTS

Borrower will provide to Lender:

(a)	within 120 days after the end of each Fiscal Year:

i)	audited, consolidated financial statements of Borrower for such Fiscal Year prepared by a firm of qualified accountants;

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ii)	MD&A of the Borrower including same store sales figures for such Fiscal Year;

iii)	annual business plan and consolidated financial forecast of the Borrower for the next two Fiscal Years including an income statement, balance sheet, cash flow statement and financial covenant calculations, detailed quarterly;

iv)	annual variance report detailing variance for such Fiscal Year in comparison to the most recent financial forecast delivered pursuant to paragraph (iii) above; and

v)	a Compliance Certificate;

(b)	within 45 days following the end of each of its first 3 Fiscal Quarters:

i)	unaudited, internally produced, consolidated financial statements of Borrower for that Fiscal Quarter;

ii)	MD&A of the Borrower including same store sales figures for such Fiscal Quarter;

iii)	quarterly variance report detailing variance for such Fiscal Quarter in comparison to the most recent financial forecast delivered pursuant to Section 7)(a)iii); and

iv)	a Compliance Certificate;

(c)	within 30 days following the end of each of each month a Borrowing Base Certificate;

(d)	at any time that the LTV Ratio is required to be reported hereunder, any appraisals in respect of owned real property of the Loan Parties reasonably requested by the Lender; and

(e)	on request, any further information regarding its assets, operations and financial condition that Lender may from time to time reasonably require.

8)	FINANCIAL COVENANTS

Borrower will not at any time, without the prior written consent of Lender, breach the following restrictions:

(a)	permit the Adjusted Debt to EBITDAR Ratio (calculated on a trailing four Fiscal Quarter basis) to exceed :1.00;

(b)	permit the Fixed Charge Coverage Ratio (calculated on a trailing four Fiscal Quarter basis) to be less than :1.00;

(c)	permit the amount of Unrestricted and Unencumbered Cash to fall below $5,000,000; and

(d)	subject to Section 5)(u), permit the LTV Ratio to exceed %.

Each of the above financial ratios shall be maintained at all times and tested:

(i) in the case of paragraphs (a) and (b) above, at April 30, 2021 and at the end of each Fiscal Quarter thereafter and shall be detailed in each Compliance Certificate required to be delivered under this Agreement;

(ii) in the case of paragraphs (c) and (d) above at the end of each calendar month and shall be detailed in each Compliance Certificate and Borrowing Base Certificate required to be delivered under this Agreement; and

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(iii) in addition, to the foregoing, in the case of paragraph (d) above at the time of any sale, lease, transfer or other disposition of owned real property assets of any Loan Party.

9)	REPRESENTATIONS AND WARRANTIES

Each Loan Party represents and warrants to Lender that (to the extent applicable to it):

(a)	if a Loan Party is a corporation, it is a corporation duly incorporated, validly existing and duly registered or qualified to carry on business in the Province of Alberta and in each other jurisdiction where it carries on any business;

(b)	if a Loan Party is a partnership, it is a partnership duly created, validly existing and duly registered or qualified to carry on business in the Province of Alberta and in each other jurisdiction where it carries on any business;

(c)	each Loan Party has all necessary power and authority to enter into, deliver and perform its obligations under each of the Loan Documents to which it is a party, to own its properties and assets and to carry on its business as now conducted;

(d)	the execution, delivery and performance by each Loan Party of each Loan Document to which it is a party have been duly authorized by all necessary actions and do not violate or conflict with its governing documents or any Applicable Laws or agreements to which it is subject or by which it is bound;

(e)	each Loan Document is valid and binding on and enforceable against each Loan Party which is party thereto, except as enforceability may be limited by general principles of equity and laws affecting creditors’ rights generally;

(f)	the security interests created by the Security Documents rank as first priority security interests in priority to all other security interests over the assets covered by the security interests created by the Security Documents, subject only to Permitted Encumbrances;

(g)	all material information in respect of the Loan Parties requested by the Lender has been provided by the Borrower to the Lender;

(h)	there are no material actions, suits or proceedings (including any tax-related matter) by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened in writing against or affecting any of the Loan Parties (i) as to which there is a reasonable possibility of an adverse determination or if there is a reasonable possibility of an adverse determination, such determination will not have a material impact on the business of any Loan Party or (ii) that involve this Agreement, the Security Documents or the other documents and agreements required to be delivered hereunder, and for certainty, any of the foregoing shall be deemed to be material where the amount of such action, suit or proceeding is individually or in the aggregate in excess of $500,000;

(i)	no event has occurred which constitutes, or which, with notice, lapse of time, or both, would constitute, a Default, Event of Default or any other breach of any provision of any Loan Document;

(j)	the most recent financial statements of Borrower and, if applicable, any Guarantor, provided to Lender fairly present its financial position as of the date thereof and its results of operations and cash flows for the fiscal period covered thereby, and since the date of such financial statements, there has occurred no Material Adverse Change;

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(k)	each Loan Party has indefeasible fee simple title to, and is the legal and beneficial owner of, its owned real properties, and with respect to leased real properties, indefeasible title to the leasehold estate with respect thereto, pursuant to valid and enforceable leases, free and clear of all encumbrances except Permitted Encumbrances; All real property in which the Loan Parties have any right, title or interest is described in Schedule “C”.

(l)	each Loan Party has title to its owned personal properties, and with respect to leased personal properties, title to the leasehold estate with respect thereto, pursuant to valid and enforceable leases, free and clear of all encumbrances except Permitted Encumbrances;

(m)	each Loan Party is in compliance in all material respects with all Applicable Laws (other than Cannabis Laws, which each Loan Party is in compliance in all respects with) including, without limitation, all environmental laws, and there is no existing material impairment to its properties or assets as a result of any environmental damage, except to the extent disclosed in writing to, and acknowledged by, Lender. Specifically, but without limitation, (i) no Loan Party shall conduct or at any time has conducted any Cannabis Activities, or (ii) has made or held an Investment in any Person who conducts or at any time has conducted any Cannabis Activities, in either case other than in Canada where such Cannabis Activities would not violate or result in a breach of any applicable Cannabis Law at the time in question;

(n)	no part of the proceeds of any Facility has been used to carry on Cannabis Activities in any jurisdiction other than Canada or to make any investments in any Cannabis Activities outside of Canada and in accordance with Cannabis Laws. No part of the Cannabis Business of any Loan Party, or related operations, is conducted outside of Canada;

(o)	the only Cannabis Activities carried on by the Loan Parties is the Cannabis Business. Each Loan Party is in compliance with all Cannabis Laws and Cannabis Authorizations applicable to it. All Cannabis sold and distributed by each Loan Party was purchased in compliance with all Cannabis Laws;

(p)	each Loan Party has obtained each Cannabis Authorization and maintains such Cannabis Authorizations as valid and in full force and effect and each Loan Party is in compliance with the requirements of such Cannabis Authorizations. The Loan Parties are the sole legal and beneficial owner of the Cannabis Authorizations, have not disposed of or abandoned any right, title or interest in any Cannabis Authorization and have paid all taxes, assessments, maintenance fees and other amounts required to be paid to maintain the Cannabis Authorizations, other than those taxes, assessments, maintenance fees and other amounts the amount or validity of which is currently being contested in good faith by appropriate proceedings being diligently pursued. Neither the Borrower nor any other Loan Party is aware of any reason why any Cannabis Authorization would be suspended, cancelled or revoked or of any other factor that would prejudice the continuance or renewal of any Cannabis Authorization. No Loan Party has received any notice from any Governmental Authority regarding any actual or alleged violation of, or any failure on the part of a Loan Party to comply with, any term or requirement of any Cannabis Authorization that has not been remedied. No Loan Party has received any written notice from any Governmental Authority of any revocation or intention to revoke any interest of any Loan Party in any of the Cannabis Authorizations that has not been remedied;

(q)	each Loan Party has, in all material respects, filed all tax returns which are required to be filed, paid or made provision for payment (in accordance with GAAP) of all taxes due and payable, and provided adequate reserves (in accordance with GAAP) for the payment of any tax which is being contested;

(r)	all information furnished by or on behalf of any Loan Party in writing for purposes of or in connection with this Agreement or any transaction contemplated by this Agreement is true and accurate in every material respect as of the date delivered or specified in connection with that information, and that information is not incomplete by the omission of any material fact necessary to make it not misleading;

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(s)	there are no actions, suits, proceedings, inquiries or investigations existing or, to the knowledge of any Loan Party, pending or, to the knowledge of any Loan Party, threatened, affecting any Loan Party in any court or before or by any federal, provincial, state or municipal or other governmental department, commission, board, tribunal, bureau or agency, Canadian or foreign, which would reasonably be expected to have a material impact on its business (and for certainty, any of the foregoing shall be deemed to be material where the amount of any such action, suit or proceeding is individually or in the aggregate in excess of $500,000);

(t)	as at the Closing Date, the Borrower has no Subsidiaries other than as set out in Schedule F and Schedule F is a complete and accurate list of: (i) the jurisdictions of formation of the Borrower and each Subsidiary, (ii) the address of the chief executive office of the Borrower and its Subsidiaries, (iii) the location of the Borrower’s and its Subsidiaries’ respective businesses and real property and tangible personal property and assets, and (iv) the trade names, if any, used by the Borrower and its Subsidiaries in the locations referred to in clause (iii) above. As at the Closing Date, the legal and beneficial owners of the issued and outstanding voting securities of each Loan Party (other than the Borrower) and its Subsidiaries are as set out in Schedule F;

(u)	each Subsidiary of the Borrower is a Loan Party;

(v)	no Loan Party is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(w)	the Loan Parties have no Material Contracts other than the contracts listed in Schedule “D” hereto. A true and complete copy of each Material Contract has been delivered to the Lender. Each of the Material Contracts is in full force and effect. No Loan Party is in default under or in breach of any term or condition of any Material Contract, nor is any Loan Party aware of any default under or breach of any term or condition of any Material Contract by any other party thereto;

(x)	Schedule “E” hereto lists all banks and other financial institutions (other than the Lender) at which any Loan Party maintains lock boxes, deposit or other accounts, and Schedule “E” correctly identifies the name, address and telephone number of each depository, the name in which the lock box or account is held, a description of the purpose of the lock box or account, and the complete lock box address or account number therefor.

(y)	none of the Loan Parties, nor any of their respective employees, is subject to any collective bargaining agreement. There are no material strikes, slowdowns, work stoppages or controversies pending or, to the knowledge of the Borrower, threatened (in writing) against the Loan Parties, or their respective employees. None of the Loan Parties is subject to an employment contract providing for a fixed term of employment or providing for special payments on termination of employment;

(z)	the Fiscal Year ends on the Saturday closest to January 31st of each calendar year, and the Fiscal Quarters end on the last day of each of April, July, October and the Saturday closest to January 31st of each calendar year;

(aa)	each Loan Party owns or has the right to use all intellectual property rights used in or necessary for the conduct of its business, without any conflict or infringement with the rights of any other Person, and all applications and registrations for such intellectual property are current. No adverse claim has been asserted and is pending by any Person with respect to the use by any Loan Party of any intellectual property or challenging or questioning the validity, enforceability or effectiveness of any intellectual property used in or necessary for the conduct of the business of any Loan Party;

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(bb)	the Borrower is a resident of Canada for the purposes of the Income Tax Act (Canada), as amended from time to time;

(cc)	each Loan Party, each Subsidiary of any Loan Party, and each director, officer, employee and agent thereof is in compliance, in all material respects, with all applicable Sanctions, Anti- Corruption Laws and AML Laws; and

(dd)	no Loan Party, nor any Subsidiary of any Loan Party nor any director, officer, employee or agent thereof is (i) the subject of any Sanction, or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of any Sanction.

Unless expressly stated to be made as of a specific date, the representations and warranties contained in this Agreement will survive the execution and delivery of the Loan Documents, and shall be deemed to be repeated as of the date of each Borrowing and as of the date of delivery of each Compliance Certificate, subject to modifications made by Borrower to Lender in writing and accepted by Lender. Lender shall be deemed to have relied upon such representations and warranties at each such time as a condition of making a Borrowing hereunder or continuing to extend the Facilities hereunder until all Facilities have been permanently repaid in full, regardless of any investigation or examination made by Lender or its counsel.

10)	DRAWDOWNS, PAYMENTS AND EVIDENCE OF INDEBTEDNESS

(a)	Interest on Prime-based loans is calculated on the daily outstanding principal balance, and is payable on the last day of each month.

(b)	Other than with respect to overdrafts, Borrower shall provide notice to Lender in order to request an advance or make a repayment or conversion of Borrowings under this Agreement, as follows:

a)	under $5,000,000 – same day notice

b)	$5,000,000 and over – one Business Day prior written notice

(c)	If Letters of Credit are available under the Agreement, the term of each Letter of Credit shall not exceed one (1) year, although automatic extensions thereof (unless notified by Lender) are permitted. On any demand being made by a beneficiary for payment under a Letter of Credit, the amount so paid shall be automatically deemed to be outstanding as a Prime-based loan under the relevant Facility.

(d)	Borrower may cancel the availability of any unused portion of a Facility on five Business Days’ notice. Any such cancellation is irrevocable.

(e)	The annual rates of interest or fees to which the rates calculated in accordance with this Agreement are equivalent, are the rates so calculated multiplied by the actual number of days in the calendar year in which such calculation is made and divided by 365.

(f)	If any amount due under this Agreement is not paid when due, Borrower shall pay interest on such unpaid amount (including without limitation, interest on interest) if and to the fullest extent permitted by Applicable Law, at a rate per annum 5% greater than the interest rate otherwise payable for such amount under this Agreement.

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(g)	The branch of Lender (the “Branch of Account”) where Borrower maintains an account and through which the Borrowings will be made available is located at 102 8th Ave SW, Calgary, AB T2P 1B3. Funds under the Facilities will be advanced into and repaid from account no. (if in Canadian currency) at the Branch of Account, or such other branch or account as Borrower and Lender may agree upon from time to time.

(h)	Lender shall open and maintain at the Branch of Account accounts and records evidencing the Borrowings made available to Borrower by Lender under this Agreement. Lender shall record the principal amount of each Borrowing and the payment of principal, interest and fees and all other amounts becoming due to Lender under this Agreement. Lender’s accounts and records (and any confirmations issued under this Agreement) constitute, in the absence of manifest error, conclusive evidence of the indebtedness of Borrower to Lender pursuant to this Agreement.

(i)	Borrower authorizes and directs Lender to automatically debit, by mechanical, electronic or manual means, any bank account of Borrower for all amounts payable by Borrower to Lender pursuant to this Agreement. Any amount due on a day other than a Business Day shall be deemed to be due on the Business Day next following such day, and interest shall accrue accordingly.

(j)	If a Financial Market Disruption has occurred, Lender shall have the option exercisable by written notice to Borrower to refuse any additional funding of any Facility, or to postpone the additional funding of any Facility until, in the reasonable opinion of Lender, the Financial Market Disruption has ceased.

(k)	Lender shall have the right to set-off and apply any funds of the Loan Parties (or any of them) deposited with or held by Lender from time to time, and any other indebtedness owing to the Loan Parties by Lender, against any of the amounts outstanding under this Agreement from time to time.

(l)	If a Letter of Credit is outstanding at any time that the obligations under the Facilities become immediately due and payable pursuant to the terms of the Agreement, Borrower will forthwith pay to Lender cash collateral in an amount equal to the maximum undrawn amount of that Letter of Credit. The proceeds of that payment will be held by Lender for set-off against the liability of Borrower to Lender in respect of that Letter of Credit. Lender will credit Borrower with interest on these proceeds at the prevailing rate for comparative term deposits maturing on the date that any such Letter of Credit is returned for cancellation by the beneficiary or has expired (as applicable).

(m)	If revolvement of loans is permitted in this Agreement, principal advances and repayments on Prime-based loans are to be in the minimum sum of Cdn. $0.01 or multiples of it.

11)	EVENTS OF DEFAULT

If any Event of Default occurs and is continuing, Lender may at its option, by notice to Borrower, terminate all or any part of any committed Facilities under this Agreement and demand immediate payment in full of all or any part of the amounts outstanding under those committed Facilities. Failing such immediate payment, Lender may, without further notice, realize under the Security Documents to the extent Lender chooses.

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12)	MISCELLANEOUS

(a)	Borrower acknowledges that the terms of this Agreement are confidential, and Borrower agrees not to disclose the terms hereof or provide a copy hereof to any Person without the prior written consent of Lender, unless and to the extent required by Applicable Law.

(b)	All reasonable legal and other costs and expenses incurred by Lender in respect of the Facilities, the Security Documents and other related matters will be paid or reimbursed by Borrower on demand by Lender, whether or not any Borrowings are made.

(c)	All Security Documents will be prepared by or under the supervision of Lender’s solicitors, unless Lender otherwise permits. Acceptance of this offer will authorize Lender to instruct Lender’s solicitors to prepare all necessary Security Documents and proceed with related matters.

(d)	Lender, without restriction, may waive in writing the satisfaction, observance or performance of any of the provisions of this Agreement. The obligations of a Guarantor (if any) will not be diminished, discharged or otherwise affected by or as a result of any such waiver, except to the extent that such waiver relates to an obligation of such Guarantor. Any waiver by Lender of the strict performance of any provision hereof will not be deemed to be a waiver of any subsequent default, and any partial exercise of any right or remedy by Lender shall not be deemed to affect any other right or remedy to which Lender may be entitled. No delay on the part of Lender in exercising any right or privilege will operate as a waiver of that right or privilege, and no delay or waiver of any failure or default will operate as a waiver of any subsequent failure or default unless made in writing and signed by an authorized officer of Lender.

(e)	Borrower shall reimburse Lender for any additional cost or reduction in income or capital arising as a result of:

i)	the imposition of, or increase in, taxes on payments due to Lender under this Agreement (other than taxes on the overall net income of Lender);

ii)	the imposition of, or increase in, any reserve or other similar requirement; or

iii)	the imposition of, or change in, any other condition affecting the Facilities imposed by any Applicable Law or the interpretation thereof;

all provided Lender is or will be generally claiming similar compensation from its other borrowers in similar circumstances and no more than 180 days have passed since the date of such imposition, increase or change.

(f)	Words importing the singular will include the plural and vice versa, and words importing gender will include the masculine, feminine and neuter, in each case all as the context and the nature of the parties requires.

(g)	Where more than one Person is liable as Borrower (or as a Guarantor) for any obligation under this Agreement, then the liability of each such Person for such obligation is joint and several with each other such Person.

(h)	If any portion of this Agreement is held invalid or unenforceable in any jurisdiction, the remainder of this Agreement will not be affected and will be valid and enforceable to the fullest extent permitted by law and any such invalidity or unenforceability will not invalidate or render unenforceable that provision in any other jurisdiction. To the extent that any provision of any of the Security Documents conflict or are inconsistent with any of the provisions of this Agreement, this Agreement shall govern and prevail to resolve any such conflict or inconsistency in any and all circumstances, such that the provisions of this Agreement shall be paramount to and supersede the conflicting or inconsistent provision of the Security Documents.

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(i)	Where the interest rate of a credit is based on Prime, the applicable rate on any day will depend on the Prime rate in effect on that day, as applicable. The statement by Lender as to Prime and as to the rate of interest applicable to a credit on any day will be binding and conclusive for all purposes.

(j)	All interest rates specified are nominal annual rates. The effective annual rate in any case will vary with payment frequency. All interest payable under this Agreement bears interest after as well as before maturity, default and judgment with interest on overdue interest at the applicable rate payable hereunder. To the extent permitted by law, Borrower waives the provisions of the Judgment Interest Act (Alberta). Borrower confirms that it fully understands and is able to calculate the rate of interest applicable to each of the Facilities and all Borrowings based on the methodology for calculating per annum rates provided for in this Agreement and the other Loan Documents. Borrower hereby irrevocably agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to this Agreement or any other Loan Document, that the interest payable under this Agreement or any other Loan Document and the calculation thereof has not been adequately disclosed to Borrower as required pursuant to Section 4 of the Interest Act (Canada).

(k)	All notices and other communications (each referred to as the “Notice”) permitted or required to be given to any of the parties hereto will be in writing and may be delivered personally, by registered prepaid mail (except during an actual or threatened postal disruption) or sent by facsimile or e-mail transmission to the addresses, e-mail address or facsimile numbers indicated on the cover letter of this Agreement or to such other address or facsimile number as will be designated by such party by notice in writing to the other parties.

The Notice will be deemed to have been delivered:

i)	in the case of personal delivery, when the Notice is delivered to the party receiving the Notice during business hours on a Business Day;

ii)	in the case of registered mail, on the second Business Day after the Notice was deposited in the mail; and

iii)	in the case of facsimile or electronic transmission, on the day the Notice was sent provided such notice is sent before 4:00 p.m. on a Business Day.

(l)	Unless otherwise specified, references in this Agreement to “$” and “dollars” mean Canadian dollars.

(m)	If for the purpose of obtaining judgment in any court in any jurisdiction with respect to this Agreement, it is necessary to convert into the currency of such jurisdiction (the “Judgment Currency”) any amount due under this Agreement in any currency other than the Judgment Currency, then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose, rate of exchange means the rate at which Lender would, on the relevant date, be prepared to sell a similar amount of such currency against the Judgment Currency, in accordance with normal banking procedures. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which judgment is given and the date of payment of the amount due, Borrower will, on the date of payment, pay such additional amounts as may be necessary to ensure that the amount paid on such day is the amount in the Judgment Currency which, when converted at the rate of exchange prevailing on the date of payment, is the amount then due under this Agreement in such other currency. Any additional amount due from Borrower under this paragraph will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due in connection with this Agreement.

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(n)	No Loan Party will assign any of its respective rights or obligations under this Agreement without the prior written consent of Lender. Lender will have the right to assign, sell or participate its rights and obligations in the Facilities to one or more Persons (“Participants”) without the consent of any Loan Party. For this purpose, Lender may disclose, on a confidential basis, to a potential Participant any information concerning the Loan Parties as Lender considers appropriate. Each Loan Party will execute any documentation and take any actions as Lender may reasonably request in connection with any assignment or participation. The provisions of this Agreement will be binding upon and enure to the benefit of each Loan Party and Lender and their successors and permitted assigns.

(o)	In addition to any other indemnity provided for in this Agreement, each Loan Party agrees to indemnify Lender and any receiver, receiver manager or similar Person appointed under Applicable Law, and their respective shareholders, affiliates, officers, directors, employees and agents, and “Indemnified Party” means any one of the foregoing, on demand against any loss, expense or liability which such Indemnified Party may sustain or incur as a consequence of the action or inaction of any Loan Party whatsoever, including, without limitation:

i)	any default in payment of the principal amount of any Borrowing or any part thereof or interest accrued thereon, as and when due and payable;

ii)	any failure to fulfill on or before any drawdown date the conditions precedent to any Borrowing as provided for in this Agreement, if as a result of that failure that Borrowing is not made on that date, including but not limited to any loss or expense sustained or incurred in liquidating or redeploying deposits or other funds contracted for or acquired or used to effect or maintain any part of that Borrowing;

iii)	the occurrence of any applicable Default or Event of Default under this Agreement;

iv)	any misrepresentation made by a Loan Party in this Agreement or in any instrument in writing delivered to Lender in connection with this Agreement;

v)	any failure to comply with any Applicable Laws, including, without limitation, any environmental law; or

vi)	any default in the payment or performance of any covenant to pay or remit present or future taxes, or to make and remit withholdings or deductions with respect to any taxes or Priority Payables,

This indemnity will: (i) survive the repayment or cancellation of any of the Facilities or any termination of this Agreement; and (ii) not apply to any Indemnified Party to the extent directly caused by the gross negligence or wilful misconduct on the part of such Indemnified Party.

(p)	A Loan Party’s obligations under this section 12) continue even after all Facilities have been repaid and this Agreement has terminated.

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(q)	Each accounting term used in this Agreement, unless otherwise defined in this Agreement, has the meaning assigned to it under GAAP consistently applied throughout the relevant period and relevant prior periods. If there occurs a change in generally accepted accounting principles (an “Accounting Change”), and such change would result in a material change in the calculation of any financial covenant, standard or term used in this Agreement, then at the request of Borrower or Lender, Borrower and Lender shall enter into negotiations to amend such provisions so as to reflect such Accounting Change with the result that the criteria for evaluating the financial condition of Borrower or any other party, as applicable, shall be the same after such Accounting Change, as if such Accounting Change had not occurred. If, however, within 30 days of the foregoing request by Borrower or Lender, Borrower and Lender have not reached agreement on such amendment, the method of calculation shall not be revised and all amounts to be determined shall be determined without giving effect to the Accounting Change. For the purposes of this Agreement, including for the purposes of any Financial Covenants pursuant to Section 8) hereof, any lease which would be accounted for under GAAP as in effect on December 31, 2018 (the “Change Date”) shall be, notwithstanding any subsequent change in GAAP, deemed to continue to be accounted for in the same manner as an operating lease was accounted for on the date hereof, notwithstanding and regardless of the implementation under GAAP of IFRS 16 (regardless of whether such lease is entered into or assumed before or after the Change Date), and, for certainty, any obligations incurred thereunder shall not constitute capital or financial lease transactions.

(r)	A Loan Party’s information, corporate or personal, may be subject to disclosure without its consent pursuant to provincial, federal, national or international laws as they apply to the product or service Borrower has with Lender or any third party acting on behalf of or contracting with Lender. The Loan Parties acknowledge that, pursuant to AML Laws, government sanction and “know your client” laws, Lender may be required to obtain, verify and record information regarding the Loan Parties, their respective subsidiaries, directors, authorized signing officers, direct or indirect shareholders or other Persons, in control of any Loan Party and the transactions contemplated thereby. The Loan Parties shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by Lender, or any prospective assignee or participant hereunder, in order to comply with applicable AML Laws, government sanction and “know your client” laws, whether now or hereafter in existence.

(s)	This Agreement will not merge upon the execution and delivery of any other Loan Documents, but will remain in full force and effect thereafter.

(t)	This Agreement supersedes and replaces all prior discussions, letters and agreements (if any) describing the terms and conditions of any Facility established by Lender in favour of Borrower.

(u)	Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed:

i)	to its affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential);

ii)	to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including the Office of the Superintendant of Financial Institutions or similar body and any self-regulatory authority, such as the National Association of Insurance Commissioners);

iii)	to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process;

iv)	to any other party hereto;

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v)	in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder;

vi)	subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights and obligations under this Agreement, or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative or other transaction under which payments are to be made by reference to Borrower and its obligations, this Agreement or payments hereunder;

vii)	to any financial institution, credit reporting agency, rating agency or credit bureau in connection with rating Borrower or its Subsidiaries or the Facilities;

viii)	with the consent of Borrower; or

ix)	to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section, or (y) becomes available to Lender or any of their respective affiliates on a non-confidential basis from a source other than Borrower.

For purposes of this Section, “Information” means all information received from Borrower or any of its Subsidiaries relating to Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to Lender on a non-confidential basis prior to disclosure by Borrower or any of its Subsidiaries; provided that, in the case of information received from Borrower or any of its Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

(v)	Each Loan Party will from time to time promptly upon request by Lender do and execute all acts and documents as may be reasonably required by Lender to give effect to the Facilities and the Loan Documents, and to any assignment or participation made by Lender pursuant to this Agreement.

(w)	If, after the date hereof, the introduction of or any change in any Applicable Law or in its interpretation or application of any Applicable Law by any court or by any Governmental Authority charged with the administration of any Applicable Law, makes it unlawful or prohibited for Lender to make, to fund or to maintain its commitment or any portion thereof or to perform any of its obligations under this Agreement (any such unlawful or prohibited funding, maintenance or performance being an “Unlawful Obligation”), then Lender may, by thirty days written notice to Borrower (unless the provision of the Applicable Law requires earlier prepayment in which case the notice period will be that shorter period as required to comply with the Applicable Law), terminate its obligations under this Agreement or, at the option of Lender, terminate only those of its obligations under this Agreement that constitute Unlawful Obligations, and, in that event, Borrower will prepay Borrowings owing to Lender forthwith (or at the end of that period as Lender in its discretion agrees), without notice or penalty (other than breakage costs), together with all accrued but unpaid interest and fees as may be applicable to the date of payment, or Lender may, by written notice to Borrower, convert those Borrowings forthwith into another basis of Borrowing available under this Agreement if such other basis of Borrowing would not be an Unlawful Obligation.

(x)	Time shall be of the essence in all provisions of this Agreement.

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(y)	This Agreement may be executed by one or more of the parties on any number of separate counterparts (whether in original ink, by facsimile or in another electronic format), and all those counterparts taken together will be deemed to constitute one and the same instrument. The delivery of a facsimile or other electronic copy of an executed counterparty to this Agreement shall be deemed to be valid execution and delivery of this Agreement, but the party delivering such facsimile or other electronic copy shall make reasonable efforts to deliver an original copy of this Agreement as soon as possible after delivery of such facsimile or other electronic copy.

(z)	This Agreement shall be governed by the laws of Alberta. Each of the Loan Parties and Lender irrevocably and unconditionally agree that any suit, action or other legal proceeding (collectively, a “Suit”) instituted by Lender and arising out of this Agreement shall be brought and adjudicated only in Alberta, and each Loan Party waives and agrees not to assert by way of motion, as a defence or otherwise at any such Suit, any claim that such Loan Party is not subject to the jurisdiction of the above courts, that such Suit is brought in an inconvenient forum or that the venue of such Suit is improper.

13)	SCHEDULES

The following Schedules form part of this Agreement and are incorporated in this Agreement by reference:

Schedule “A” – Form of Compliance Certificate

Schedule “B” – Form of Borrowing Base Certificate

Schedule “C” – Schedule of Real Property

Schedule “D” – Schedule of Material Contracts

Schedule “E” - Accounts

Schedule “F” – Subsidiaries

14)	DEFINITIONS

In this Agreement, including the Schedules and in all notices given pursuant to this Agreement, capitalized words and phrases shall have the meanings given to them in this Agreement in their proper context, and words and phrases not otherwise defined in this Agreement but defined below shall have the meanings given to them as set forth below.

“Accounts Receivable” means, whether now existing or hereafter arising, any accounts, accounts receivable, other receivables, choses in action, general intangibles, chattel paper, instruments, documents, notes and contract rights related to or evidencing the obligations or the receivables arising under any sales or services transactions provided by the Loan Parties to any person in the ordinary course of business and which amounts shall be periodically reported to the Lender in the Borrowing Base Certificate pursuant to Section 7).

“Adjusted Debt” means, in respect of Borrower as at the day of calculation on a consolidated basis, all outstanding non-postponed interest-bearing Indebtedness (but only excluding such postponed Indebtedness if it is postponed on terms and in a manner acceptable to Lender), including capital leases (as defined according to GAAP), Indebtedness subject to scheduled repayment terms and letters of credit/guarantees, plus, without duplication, the redemption amount of any preferred shares of Borrower which are redeemable at the option of the holder.

“Adjusted Debt to EBITDAR Ratio” means, for any period, the ratio of (i) Adjusted Debt to (ii) EBITDAR.

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“Agreement” means this agreement between Lender, Borrower and Guarantors, including any attached schedules, as the same may be amended, restated, renewed, extended or supplemented from time to time.

“Alterna Investment Account” means the account listed under the heading “Alterna Investment Account” in Schedule “E”.

“Alterna LC Accounts” means the accounts listed under the heading “Alterna LC Accounts” in Schedule “E”.

“AML Laws” means all laws, rules and regulations relating to money laundering or terrorist financing, including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada) and the United Nations Al-Qaida and Taliban Regulations (Canada).

“Anti-Corruption Laws” means all laws, rules and regulations relating to bribery or corruption, including, without limitation, the Corruption of Foreign Public Officials Act (Canada).

“Applicable Law” means all applicable provisions of federal, provincial, state or local laws, statutes, rules, regulations, official directives and orders of any level of government or Governmental Authority, agency, board, bureau, department or commission (including any taxing authority) or instrumentality or office of any of the foregoing (including any court or tribunal).

“Availability Closing Date” means the date on which all of the conditions precedent set forth underneath the headings titled “Conditions Precedent to Effectiveness of Commitment Letter”, “Additional Conditions Precedent for First Advance” and “Conditions Precedent to All Advances” in Section 4) have been satisfied or waived in writing in accordance with Section 4).

“BMO Accounts” means the accounts listed under the heading “BMO Accounts” in Schedule “E”.

“Borrowing Base” means with respect to the Loan Parties, the aggregate of the following, without duplication, calculated monthly or as otherwise required hereunder:

(a)	the aggregate amount of cash deposited in the Cash Collateral Account at that time (up to a maximum of $3,000,000),

(b)	plus % of the Lender’s estimated valuation of all Eligible A/R owing by account debtors located in Canada at that time (up to a maximum up $2,000,000),

(c)	less the value of all Priority Payables and Lienable Payables at that time.

“Borrowing Base Certificate” means a certificate executed by a senior officer of Borrower in the form attached hereto as Schedule “B”.

“Borrowings” means all amounts outstanding under the Facilities, or if the context so requires, all amounts outstanding under one or more of the Facilities or under one or more borrowing options of one or more of the Facilities.

“Business Day” means a day, excluding Saturday and Sunday, on which banking institutions are open for business in the province of Alberta.

“Canadian A/R” means any Accounts Receivable denominated in Canadian dollars due to any of the Loan Parties by any Person resident in Canada.

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“Cannabis” means:

(a)	any plant or seed, whether live or dead, from any species or subspecies of genus Cannabis, including Cannabis sativa, Cannabis indica and Cannabis ruderalis, marijuana and Industrial Hemp and any part, whether live or dead, of the plant or seed thereof, including any stalk, branch, root, leaf, flower, or trichome;

(b)	any material obtained, extracted, isolated, or purified from the plant or seed or the parts contemplated by clause (a) of this definition, including any oil, cannabinoid, terpene, genetic material or any combination thereof;

(c)	any organism engineered to biosynthetically produce the material contemplated by clause (b) of this definition, including any micro-organism engineered for such purpose;

(d)	any biologically or chemically synthesized version of the material contemplated by clause (b) of this definition or any analog thereof, including any product made by any organism contemplated by clause (c) of this definition; and

(e)	any other meaning ascribed to the term “cannabis” under Applicable Law, including the Cannabis Act, the Controlled Drugs and Substances Act (Canada) and the Controlled Substances Act (United States).

“Cannabis Accessory” means “cannabis accessory” as defined in the Cannabis Act.

“Cannabis Act” means the Cannabis Act, SC 2018, c. 16, as amended or replaced from time to time.

“Cannabis Activities” means any activities (including advertising or promotional activities) relating to or in connection with the possession, exportation, importation, cultivation, production, processing, purchase, distribution or sale of Cannabis or Cannabis products, whether such activities are for medical, scientific, recreational or any other purpose.

“Cannabis Authorizations” means all licenses, permits, consents, authorizations and approvals from any and all Governmental Authorities under Cannabis Laws that are necessary to maintain in connection with any Cannabis Business operated by each Loan Party.

“Cannabis Business” means the distribution and retail sale of Cannabis for adult recreational purposes and uses in Canada and includes any business that is reasonably related or ancillary thereto (including the sale of Cannabis Accessories), as well as any services related to Cannabis and, with respect to Hifyre Inc., means website and software development.

“Cannabis Laws” means Applicable Laws with respect to Cannabis Activities (other than Applicable Laws), including without limitation the Cannabis Act, the Cannabis Regulations and the Controlled Drugs and Substances Act (Canada).

“Cannabis Regulations” means the regulations made from time to time under the Cannabis Act, the Controlled Drugs and Substances Act (Canada) and any other statute with respect to Cannabis Activities.

“Capital Adequacy Guidelines” means the capital adequacy guidelines from time to time specified by the Office of the Superintendent of Financial Institutions and published by it as guidelines for banks in Canada.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or financing leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

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“Cash Balance” means, at any time, (a) the aggregate amount of cash and cash equivalents held by the Loan Parties with the Lender at such time and not subject to a voluntary Permitted Encumbrance (other than in favour of the Lender), determined on a consolidated basis plus (b) when calculated for the purposes of determining the amount of Liquidity in relation to determining whether an acquisition is a Permitted Acquisition, the amount of cash and cash equivalents held by any Person whose equity securities are being acquired as part of such acquisition, determined on a consolidated basis.

“Cash Collateral Account” means account no. 00620808879 held by the Borrower with the Lender which shall at all times be subject to a blocked account agreement between the Borrower and the Lender, in form and substance satisfactory to the Lender.

“Change of Control” means the occurrence of any of the following events without the written consent of Lender:

(a)	any Person or Persons (other than 2707031 Ontario Inc. (so long as such entity is a wholly- owned subsidiary of Alimentation Couche-Tard) as a result of the conversion of the Couche- Tard Convertible Debentures and exercise of the Couche-Tard Warrants) acting jointly or in concert (within the meaning of the Securities Act (Alberta)), shall beneficially, directly or indirectly, hold or exercise control or direction over and/or have the right to hold or exercise control or direction over (whether such right is exercisable immediately or only after the passage of time) more than 20% of the issued and outstanding voting shares of Borrower;

(b)	during any period of two consecutive years, individuals who at the beginning of such period constitute the board of directors of a Loan Party cease, for any reason, to constitute at least a majority of the board of directors of such Loan Party unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period (the “Incumbent Directors”) and in particular, any new director who assumes office in connection with or as a result of any actual or threatened proxy or other election contest of the board of directors of such Loan Party shall never be considered an Incumbent Director;

(c)	a change in the composition of management of a Loan Party which in the opinion of Lender would constitute a Material Adverse Change; or

(d)	a Loan Party or Loan Parties cease to own, control and direct 100% of the shares of any Guarantor.

“Closing Date” means April 21, 2020, or such later date on which all of the conditions precedent set forth underneath the heading titled “Conditions Precedent to Effectiveness of Commitment Letter” in Section 4) have been satisfied or waived in writing in accordance with Section 4).

“Commodity Swap” means an agreement entered into between a Person and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate such Person’s exposure to fluctuations in commodity prices, whether physically or financially settled.

“Compliance Certificate” means a certificate executed by a senior officer of Borrower in the form attached hereto as Schedule “A”.

“Convertible Debentures” means, collectively, the Couche-Tard Convertible Debentures, the Secured Convertible Debentures and the Maturing Debentures.

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“Convertible Debenture Documents” means, collectively, the Secured Indenture, the Secured Convertible Debentures, the Subscription Agreement, the Couche-Tard Convertible Debentures, the Maturing Indenture and the Maturing Debentures and all other material agreements, instruments or other documents evidencing, governing or relating to any of the foregoing (including, for certainty, in respect of the Secured Indenture and the Secured Convertible Debentures, all security documents and guarantees delivered in connection therewith).

“Couche-Tard Convertible Debentures” means the 8.00% unsecured convertible debentures in the principal amount of $25,989,985.42 issued pursuant to the Subscription Agreement, and any extension or refinancing thereof on terms satisfactory to the Lender, acting reasonably.

“Couche-Tard Subordination Agreement” means the subordination agreement to be entered into among the Borrower, 2707031 Ontario Inc. and the Lender in respect of the Couche-Tard Convertible Debentures, as amended, restated, supplemented or otherwise modified from time to time.

“Couche-Tard Warrants” means the 30,634,322 Series A Warrants, 56,126,890 Series B Warrants and 110,703,925 Series C Warrants (as such terms are defined in the Investor Rights Agreement) and such other number of Series A Warrants, Series B Warrants and Series C Warrants as contemplated under the Investor Rights Agreement.

“Contra Accounts Payable” means any credit balance offsetting the debit balance of an Account Receivable from the same Person.

“Contractor Lien” means, in respect of any Loan Party, the following:

(a)	undetermined or inchoate liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which is being contested in good faith by appropriate proceedings; and

(b)	liens arising by operation of law such as builders’ liens, carriers’ liens, materialmens’ liens and other liens of a similar nature which relate to obligations not due or delinquent or the validity of which is being contested in good faith by appropriate proceedings.

“Cryptocurrency Assets” means any cryptocurrency, mining, datacentres and all related assets and facilities.

“Currency Swap” means a contract entered into between a Person and a counterparty on a case by case basis in connection with forward rate, currency swap or currency exchange and other similar currency related transactions, the purpose and effect of which is to mitigate or eliminate such Person’s exposure to fluctuations in exchange rates.

“Default” means any event or condition which with the giving of notice, lapse of time or both, or upon a declaration or determination being made (or any combination thereof) would constitute an “Event of Default”.

“Distribution” means any:

(a)	payment of any dividend on or in respect of any shares or units of any class in the capital of a Loan Party (including any shares thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(b)	redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of shares of any class in the capital of a Loan Party (including any shares thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase); or

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(c)	payment of principal, interest or other amounts in whole or in part, of any Indebtedness of the Borrower or any Subsidiary (including without limitation, any Indebtedness incurred or assumed by such person pursuant to a capital lease or operating lease); to (in the case of paragraphs (a) and (c) above) or by or from (in the case of paragraph (b) above) any shareholder or any affiliate of a shareholder of a Loan Party, whether made or paid in or for cash, property or both, or

(d)	transfer of any property for consideration of less than fair market value by a Loan Party to any shareholder or to any affiliate of a shareholder of a Loan Party,

provided that, no payments of interest, principal or other amounts in respect of any Convertible Debentures in accordance with the terms thereof and permitted hereunder shall be a “Distribution” for the purposes hereof.

“EBITDA” means, for any period, in respect of the Borrower on a consolidated basis, net income (excluding extraordinary items) from continuing operations plus, to the extent deducted in determining net income, Interest Expense and income taxes expensed during the period, and depreciation, depletion and amortization deducted for the period.

“EBITDAR” means, for any period, in respect of the Borrower on a consolidated basis, net income (excluding extraordinary items) from continuing operations plus, to the extent deducted in determining net income, Interest Expense and income taxes expensed during the period, and depreciation, depletion, amortization and rent deducted for the period.

“Eligible A/R” means with respect to the Loan Parties, the aggregate of the following, without duplication and calculated monthly, or as otherwise required hereunder:

(a)	the value of all Accounts Receivable at that time,

(b)	less the value of all Ineligible A/R at that time,

(c)	less the value of all Related Company A/R at that time,

(d)	less the value of all Contra Accounts Payable at that time, and

(e)	less the value of all Holdback A/R at that time.

“Environmental Order” means an order, directive or instruction issued by a Governmental Authority or a governmental body pursuant to or in respect of any environmental law.

“Equivalent Amount” means, with respect to an amount of any currency, the amount of any other currency required to purchase that amount of the first mentioned currency through Lender in accordance with normal banking procedures.

“Event of Default” means the occurrence of any of the following:

(a)	if Borrower defaults in paying when due any part of the principal amount due under this Agreement; including, without limitation, if the Borrower fails to eliminate a Shortfall as provided in Section 1)(a)i);

(b)	if Borrower defaults in paying when due all or any part of its indebtedness or other liability (including, without limitation, interest and fees) to Lender (other than as provided under paragraph (a) above) and such default continues for 3 Business Days after notice from Lender;

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(c)	if any Loan Party defaults in the observance or performance of any of its covenants or obligations under Sections 5)(d), 5)(e), 5)(h), 5)(l), 5)(m), 5)(n), 5)(o)ii), 5)(s), 5)(t), 5)(u), 5)(w), 6) or 8);

(d)	if any Loan Party defaults in the observance or performance of any of its covenants or obligations under any Loan Document (other than as provided under paragraph (a), (b) or (c) above or specifically dealt with elsewhere in this definition of “Event of Default”), or any other document under which such Loan Party is obligated to Lender, and in any such cases, such default is capable of being cured and continues for 5 Business Days after notice from Lender, or if a Loan Party otherwise becomes aware, whichever is earlier (but only if and for so long as the remedying thereof was and continues to be diligently and in good faith pursued and no Material Adverse Effect has occurred or is imminent as a result of such facts);

(e)	any Change of Control occurs;

(f)	if any charge or encumbrance on any property of any Loan Party with a fair market value exceeding $250,000 becomes enforceable and steps are taken to enforce it;

(g)	if any Loan Party (i) fails to make payment of principal, interest or other amount in regard to any Indebtedness (including, for certainty, under the Convertible Debentures and each Convertible Debenture Document) whatsoever owed by it when due (whether at maturity, upon acceleration, or otherwise), or (ii) defaults in the observance or performance of any non- monetary obligation, covenant or condition to be observed or performed by it pursuant to any agreement to which it is a party or by which any of its property is bound and such default has resulted in the Indebtedness (including, for certainty, under the Convertible Debentures and each Convertible Debenture Document) thereunder becoming, or becoming capable at such time of being declared, due and payable thereunder before it would otherwise have been due and payable, in each case, where the aggregate principal amount of such Indebtedness exceeds

$250,000;

(h)	if any other creditor of any Loan Party takes collection steps against such Loan Party or all or a material part of its assets with a fair market value exceeding $250,000;

(i)	if final judgment or judgments should be entered against any Loan Party for the payment of any amount of money exceeding $250,000, and the judgment or judgments are not discharged within 30 days after entry;

(j)	if an order is made, an effective resolution passed, or a petition is filed for the winding up the affairs of any Loan Party or if a receiver or liquidator of any Loan Party or any part of its assets is appointed;

(k)	if any Loan Party is unable to pay its debts as they become due or makes a general assignment for the benefit of its creditors or an assignment in bankruptcy or files a proposal or notice of intention to file a proposal under the Bankruptcy and Insolvency Act or otherwise acknowledges its insolvency or if a bankruptcy petition is filed or receiving order is made against any Loan Party and is not being disputed in good faith;

(l)	if any Loan Party ceases or threatens to cease to carry on its business or makes a bulk sale of its assets;

(m)	if any of the licences (including, for certainty, any Cannabis Authorization), permits or approvals granted by any government or Governmental Authority or agency and material to the business of any Loan Party is withdrawn, cancelled, suspended or adversely amended;

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(n)	if the Cannabis Act is repealed and is not immediately replaced with substantially similar legislation;

(o)	if any Cannabis Authorization shall (i) expire or be revoked, terminated or cancelled, and in any such case not immediately replaced, renewed or reinstated on comparable terms or (ii) be modified in any materially adverse fashion;

(p)	if any event or circumstance occurs which has or would reasonably be expected to have a Material Adverse Effect;

(q)	if any representation or warranty made or given in this Agreement, in any certificate delivered pursuant hereto, or in any financial statements delivered pursuant hereto, is false or erroneous in any material respect when made, given or delivered;

(r)	if any provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms, or a Loan Party asserts in writing that this has happened; or any security interest created under any Security Document ceases to be a valid and perfected security interest having, subject to Permitted Encumbrances, a first priority ranking in any of the property purported to be covered by that security interest, which is not rectified or otherwise dealt with to the satisfaction of Lender within a period of 10 days, other than, in the case of a security interest ceasing to be a perfected security interest, because of any action taken or omission to act by Lender;

(s)	if the audited financial statements of Borrower that are required to be delivered under this Agreement contain a qualification that is not acceptable to Lender, acting reasonably, and within a period of 30 days after the delivery of such financial statements by Borrower hereunder either (i) such qualification is not rectified or otherwise dealt with to the satisfaction of Lender, acting reasonably; or (ii) Borrower has not delivered a plan to Lender as to how Borrower plans to rectify or otherwise deal with such qualification (such plan to include the time frame within which Borrower proposes to rectify or otherwise deal with such qualification) and such plan is not satisfactory to Lender, acting reasonably, and following delivery and acceptance of such plan, Borrower fails to diligently pursue the same and rectify or otherwise deal with the qualification in accordance with the plan and within the proposed time frame;

(t)	if a Loan Party fails to remit to the applicable Governmental Authority any material Priority Payable owing by it within 15 days of the date that Priority Payable became due;

(u)	if any Environmental Order is issued by any Governmental Authority against a Loan Party and that Environmental Order has not been satisfied or discharged within the time allowed for in that Environmental Order or, if no time is specified in that Environmental Order, within 90 days after the date that Environmental Order was received by a Loan Party, (or any longer period as Lender may agree to, acting reasonably, provided that Loan Party is at all times acting diligently and in good faith to satisfy the Environmental Order); and save and except where that Environmental Order is being contested actively and diligently in good faith by appropriate and timely proceedings and the enforcement of that Environmental Order has been stayed; or

(v)	the Maturing Debentures are not repaid and/or converted into common shares of the Borrower and cancelled on or before June 26, 2020.

“Existing LCs” means, collectively, the following letters of credit previously issued by ATB Financial on behalf of Fire & Flower Inc. for the benefit of: (i) Macleod Trail GP Inc. in the amount of $102,945.94 (                                                                              ) and (ii) Minister of Finance Government of Manitoba in the amount of $50,000 (                                                                           ).

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“Financial Letters of Credit” means a stand-by Letter of Credit if it serves as a payment guarantee of the Borrower’s financial obligations and is treated as a direct credit substitute for purposes of the Capital Adequacy Guidelines.

“Financial Market Disruption” means the (i) occurrence, coming into effect or announcement of any event of provincial, national or international consequence, or of any law, regulation, enquiry, proceeding, or political or economic condition, which, in the opinion of Lender, acting reasonably, may or may reasonably be expected to materially and adversely affect the Alberta, Canadian, United States or global financial markets generally, or operates to prevent or restrict the trading in, or materially and adversely affects the pricing of, Government of Canada bonds (or such other instrument which Lender uses as a reference for determining the interest rates hereunder); or (ii) determination by Lender, acting in a commercially reasonable manner in the circumstances, that the cost of funds associated with a Facility is in excess of a level that is commercially acceptable to Lender in the circumstances; but does not include the COVID-19 pandemic.

“Fiscal Quarter” means any fiscal quarter of the Borrower.

“Fiscal Year” means any fiscal year of the Borrower, consisting of a fifty-two or fifty-three week period, as the case may be.

“Fixed Charge Coverage Ratio” means, for any period, the ratio of (i) EBITDA minus Unfunded Capital Expenditures and minus all cash income taxes expensed during the period (excluding deferred taxes) to (ii) Fixed Charges, all for such period.

“Fixed Charges” means, for any period, in respect of the Borrower on a consolidated basis, cash Interest Expense, plus all scheduled principal payments (excluding the payments due on the Maturity Date) in respect of Adjusted Debt (including, for certainty, payments in respect of the Promissory Note), plus all dividends declared, plus all interest payments under the Convertible Debentures that are required to be paid in cash.

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles which are in effect from time to time in Canada, including, for certainty, International Financial Reporting Standards (IFRS), Accounting Standards for Private Enterprises (ASPE), Accounting Standards for Not-for-Profit Organisations and Accounting Standards for Pension Plans, as applicable, (each only to the extent adopted by the Canadian Institute of Chartered Accountants Accounting Standards Board (“CICA”) or any successor thereto as generally accepted accounting principles in Canada and then subject to such modifications thereto as are agreed by CICA).

“Governmental Authority” means the government of Canada, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to any such government, including the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements.

“Guarantor” means any party that has provided a guarantee in favour of Lender with respect to the Borrowings under this Agreement.

“Holdback A/R” means any Accounts Receivable where a sum of money remains unpaid until certain conditions are met, or that sum of money is kept as a reserve to cover certain contingencies, or any portion of a construction loan amount that is not released until a certain stage is reached, or any portion of payment to a contractor held by a customer until the job is finished to the customer’s satisfaction, or any amount subject to builder’s liens or related legislation.

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“Hostile Acquisition” means an acquisition where the board of directors or like body of such entity, or the holders of all of the securities of such entity, have not approved, accepted or recommended to its securityholders acceptance of such acquisition.

“Indebtedness” means all present and future obligations and indebtedness of a Person, whether direct or indirect, absolute or contingent, including all indebtedness for borrowed money, all obligations which are due and payable in respect of swap or hedging arrangements and all other liabilities which in accordance with GAAP would appear on the liability side of a balance sheet (other than items of capital, retained earnings and surplus or deferred tax reserves); for certainty, “Indebtedness” shall include all obligations, liabilities and indebtedness owing under any Convertible Debentures.

“Industrial Hemp” has the meaning ascribed to such term and the term “hemp” under Applicable Law, including the Industrial Hemp Regulations (Canada) issued under the Cannabis Act and under the Agricultural Marketing Act of 1946 (United States).

“Ineligible A/R” means any Accounts Receivable where amounts are not yet invoiced, accounts in dispute (but only to the amount of such account actually in dispute), intercompany accounts, accounts subject to set-off, amounts due to sub-contractors billed as accounts receivable, amounts billed for services not as yet completed, accounts subject to undue credit risk and the entire amount of accounts outstanding where any portion thereof is outstanding for more than 90 days after the date of invoice to the specific customer, provided that the under 90 day portion thereof may be included where the over 90 day portion thereof is less than 10 percent of the aggregate account.

“Interest Expense” means, for any period, the cost of advances of credit during that period, including interest charges, the interest component of capital leases, capitalized interest, fees payable on bankers’ acceptances and guaranteed notes, and fees payable in respect of letters of credit and letters of guarantee.

“Interest Swap” means a contract entered into between a Person and a counterparty, on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate related transactions, the purpose and effect of which is t mitigate or eliminate such Person’s exposure to fluctuations in interest rates.

“Investment” means any one or more of the following: (a) any purchase or other acquisition of shares or other securities of any person; (b) any form of financial assistance (by means of a loan, guarantee or otherwise) to or for the benefit of any person; (c) any loan to any person; (d) any other extension of credit to any person, other than in the ordinary course of business; (e) any capital contribution to any other person; and (f) any purchase or other acquisition of any assets, property or undertaking other than an acquisition in the ordinary course of business of the purchaser.

“Investor Rights Agreement” means the investor rights agreement entered into between the Borrower and 2707031 Ontario Inc. dated August 7, 2019.

“Kelowna Acquisition” means the acquisition contemplated by the amended and restated asset purchase agreement dated as of April 6, 2020, among the Borrower, Fire & Flower Inc. and Flora (Bernard) Enterprises Inc., a true copy of which has been provided to the Lender prior to the date hereof.

“Lender” means ATB Financial.

“Letter of Credit” means a standby or documentary letter of credit or letter of guarantee issued by Lender on behalf of Borrower.

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“Lienable Payables” means, in respect of any project in which any Loan Party has any interest that may be subject to any Contractor Lien, all amounts due from any Loan Party to any holder of any Contractor Lien that causes any work to be done or supplies any materials to be used in or in respect of such project in respect of which any Contractor Lien may be filed.

“Liquidity” means, at any time, an amount equal to:

(a)	the Cash Balance, plus

(b)	the excess amount, if any, of: (i) the maximum amount available under Facility #1 over (ii) the outstanding principal amount of Borrowings under Facility #1 (including, for certainty, the aggregate undrawn amount of all outstanding Letters of Credit).

“Loan Documents” means this Agreement, the Security Documents, the Swaps, cash management contracts and each instrument, agreement, certificate, application, request, indemnity and other document of any nature or kind now or hereafter executed in connection with this Agreement or any Security Documents, all as amended, restated and replaced from time to time.

“Loan Parties” means Borrower and all Guarantors, other than any Guarantors that are natural persons, and “Loan Party” means any of them.

“LTV Ratio” means, on the date of determination, the ratio, expressed as a percentage of (i) the aggregate principal amount of Borrowings outstanding under Facility #2, to (ii) the appraised value of all remaining owned real property assets (as set forth in the appraisals most recently provided to and approved by the Lender in its sole discretion) that are subject to collateral mortgages in favour of the Lender, plus, the amount of any cash in the Cash Collateral Account in excess of $3,000,000.

“Material Adverse Change” means any change, event, violation, circumstance or effect which, when considered individually or when aggregated with other changes, events, violations, circumstances or effects, is or would reasonably be expected to have a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect on the condition (financial or otherwise), property, assets, operations, business or prospects of the Loan Parties taken as a whole, or a material adverse effect on the ability of Borrower to repay the Facilities or on the ability of any Loan Party to perform its obligations under any Loan Document to which it is a party; but does not include the COVID-19 pandemic.

“Material Contract” means, collectively, (a) the contracts listed in Schedule “D” hereto and (b) any other right, interest, agreement, arrangement or understanding entered into by any Loan Party, whether written or oral, the loss or termination of which (without replacement), or under which the acceleration of any payment obligation, in each case by or of such Loan Party, would have a Material Adverse Effect.

“Maturity Date” means April 21, 2022; provided that, notwithstanding anything to the contrary in this Agreement, if the Couche-Tard Convertible Debentures, Secured Convertible Debentures or any other Indebtedness of the Loan Parties (other than the Maturing Debentures) individually or in the aggregate in excess of Cdn.$2,500,000 remains outstanding on the date which is 120 days prior to the earliest maturity date or accelerated maturity date thereof (the “Springing Maturity Date”), then the Maturity Date shall be deemed to be the Springing Maturity Date; provided that, the date of acceleration of the Couche-Tard Convertible Debentures at the option of the Borrower for the purpose of converting all Indebtedness thereunder into common shares of the Borrower shall not be considered for the purposes of determining a Springing Maturity Date.

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“Maturing Debentures” the 8% unsecured convertible debentures in an aggregate principal amount of $27,168,000, issued pursuant to the Maturing Indenture.

“Maturing Debentures Subordination Agreement” means the subordination agreement to be entered into between the Borrower, Computershare Trust Company of Canada and the Lender in respect of the Maturing Debentures, as amended, restated, supplemented or otherwise modified from time to time.

“Maturing Indenture” means the debenture indenture dated June 26, 2019, between the Borrower and Computershare Trust Company of Canada in respect of the Maturing Debentures.

“Non-Financial Letter of Credit” means a Letter of Credit that is not a Financial Letter of Credit.

“Pension Plan” means any retirement or pension benefit plan that is established by a Person for the benefit of its employees, that requires such Person to make periodic payments or contributions.

“Permitted Acquisition” means any acquisition by any Loan Party:

(a)	where no Default, Event of Default or Shortfall has occurred and is continuing or would be caused thereby;

(b)	which is of a Person organized in and carrying on business only in Canada and which is in the Cannabis Business (or if an asset acquisition, is of assets located in Canada and used or useful in the Cannabis Business);

(c)	which: (i) if such acquisition is an acquisition of assets, such acquiring Loan Party acquires all or substantially all of the assets of the proposed acquisition target or (ii) if such acquisition is an acquisition of equity securities, such acquiring Loan Party acquires or otherwise owns not less than 100% of the equity securities of the proposed acquisition target;

(d)	where the purchase price of such acquisition does not exceed $ ; provided that the Kelowna Acquisition shall not be subject to the $ limit;

(e)	where the purchase price of such acquisition, when totalled with the purchase price of all other acquisitions made during the same Fiscal Year, does not exceed $ ; provided that the purchase price in respect of the Kelowna Acquisition shall not be included for the purposes of determining compliance with the $ limit set forth in this paragraph (e);

(f)	when Liquidity (together with the Liquidity of any Person whose equity securities are being acquired) exceeds $5,000,000;

(g)	in respect of which the Borrower has provided a pro-forma Compliance Certificate which demonstrates to the Lender’s satisfaction, acting reasonably, that after giving effect to such acquisition, inter alia, that the Borrower will be in pro-forma compliance with each financial covenant set forth in Section 8) as at the date of such acquisition (calculated on a pro forma basis);

(h)	in respect of which the Borrower has provided the Lender, not less than 30 days prior to the closing of such acquisition satisfactory due diligence materials (including, without limitation, financial information, the purchase and sale agreement, fairness opinions and appraisals (if applicable));

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(i)	in respect of which the Lender will have:

i)	a first-priority security interest (subject only to Permitted Encumbrances) over the assets to be acquired;

ii)	if such acquisition is an acquisition of equity securities of any Person, a full recourse guarantee from, and a first-priority security interest (subject only to Permitted Encumbrances) over the assets of, such Person and its subsidiaries; and

iii)	received such Security Documents, legal opinions and other documents as the Lender may require, in each case, in form and substance satisfactory to the Lender;

(j)	in respect of which the Lender has received satisfactory evidence that the business or assets acquired shall be free and clear of all security interests, other than Permitted Encumbrances;

(k)	in respect of which the Borrower has demonstrated to the Lender’s satisfaction that the Borrower has sufficient funding to close such acquisition;

(l)	in respect of which the Borrower has demonstrated to the Lender’s satisfaction that all operating permits, approvals and consents (including, for certainty, all Cannabis Authorizations) relating to such acquisition are in place; and

(m)	in respect of which the Borrower has provided an officer’s certificate of the Borrower containing information satisfactory to the Lender (acting reasonably), in form and substance satisfactory to the Lender (acting reasonably), regarding, inter alia, the matters enumerated above and certifying that such acquisition does not and would not reasonably be expected to have a Material Adverse Effect;

provided that, notwithstanding the foregoing, a Hostile Acquisition shall not be a Permitted Acquisition.

“Permitted Debt” means, in respect of any Loan Party, the following:

(a)	any Indebtedness owing to Lender under a Loan Document;

(b)	trade payables incurred in the ordinary course of business;

(c)	any Indebtedness owing to another Loan Party (but only if that Loan Party has provided the Security Documents required by Lender);

(d)	any unsecured advances from affiliates/shareholders which are postponed in all respects to the Facilities on terms satisfactory to the Lender in its sole discretion;

(e)	Capital Lease Obligations, provide that the aggregate principal amount of Indebtedness permitted by this clause (e) shall not exceed $250,000 in the aggregate at any time;

(f)	Indebtedness secured by Purchase Money Security Interests, provide that the aggregate principal amount of Indebtedness permitted by this clause (f) shall not exceed $500,000 in the aggregate at any time;

(g)	Indebtedness of the Borrower under the Couche-Tard Convertible Debentures, provided that the aggregate principal amount of Indebtedness permitted by this clause (g) shall not exceed $25,989,985.42 in the aggregate at any time and is subject, at all times, to the Couche-Tard Subordination Agreement;

(h)	Indebtedness of the Borrower under the Secured Convertible Debentures, provided that the aggregate principal amount of Indebtedness permitted by this clause (h) shall not exceed $25,000,000, plus any amounts owing on account of the Interest Election (as defined in the Secured Indenture), in the aggregate at any time and is subject, at all times, to the Secured Debentures Subordination Agreement;

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(i)	guarantees provided by any Loan Party in respect of the Secured Convertible Debentures permitted hereunder, provided that such Loan Party has provided or concurrently provides a guarantee hereunder and further provided that the obligations, liabilities and indebtedness under such guarantees are, at all times, subordinated pursuant to the Secured Debentures Subordination Agreement;

(j)	until the maturity thereof (determined as at the date hereof), Indebtedness of the Borrower under the Maturing Debentures, provided that the aggregate principal amount of Indebtedness permitted by this clause (j) shall not exceed $27,168,000 in the aggregate at any time and is subject, at all times, to the Maturing Debentures Subordination Agreement;

(k)	Indebtedness in respect of the Promissory Note, provided that the aggregate principal amount of Indebtedness permitted by this clause (k) shall not exceed $ in the aggregate at any time;

(l)	Indebtedness owing by Fire & Flower Inc. in respect of the Existing LCs, provided that the aggregate principal amount of Indebtedness permitted by this clause (l) shall not exceed $156,004.86 in the aggregate at any time; and

(m)	other unsecured Indebtedness which is not otherwise Permitted Debt; provided that the aggregate outstanding principal amount of all such obligations does not, in the aggregate at any time, exceed $250,000.

“Permitted Disposition” means, in respect of any Loan Party, any one or more of the following:

(a)	inventory sold, leased or disposed of in the ordinary course of business in accordance with prudent industry practice;

(b)	obsolete equipment which is being replaced with equipment of an equivalent value;

(c)	assets sold, leased or disposed of to another Loan Party (but only if that Loan Party has provided the Security Documents required by Lender);

(d)	any sale, lease, transfer or other disposition of assets in any Fiscal Year (excluding any sale or disposition included in clauses (a) through c) above), the fair market value of which, when taken in the aggregate in respect of all such sales and dispositions by all Loan Parties in such Fiscal Year, does not exceed $100,000; and

(e)	provided the Lender with written notice of its intention to dispose of such owned real property assets at least 30 days prior to entering into any sale or similar agreement in respect of such assets and has provided the Lender with documentation and other material in respect of same which are in form and substance satisfactory to the Lender in its sole discretion and (ii) subject to Section 5)(u), immediately after and at all times following such disposition the LTV Ratio does not exceed % and the Borrower shall have demonstrated the same to the Lender’s satisfaction in its sole discretion.

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“Permitted Distributions” means Distributions solely between or among the Borrower and one or more Loan Parties; provided that no Default, Event of Default or Shortfall exists at such time or would reasonably be expected to result therefrom

“Permitted Encumbrances” means, in respect of any Loan Party, the following:

(a)	liens for taxes, assessments or governmental charges not yet due or delinquent or the validity of which is being contested in good faith;

(b)	liens arising in connection with workers’ compensation, unemployment insurance, pension, employment or other social benefits laws or regulations which are not yet due or delinquent or the validity of which is being contested in good faith;

(c)	liens under or pursuant to any judgment rendered or claim filed which are or will be appealed in good faith provided any execution thereof has been stayed;

(d)	undetermined or inchoate liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which is being contested in good faith by appropriate proceedings;

(e)	liens arising by operation of law such as builders’ liens, carriers’ liens, materialmens’ liens and other liens of a similar nature which relate to obligations not due or delinquent or the validity of which is being contested in good faith by appropriate proceedings;

(f)	easements, rights-of-way, servitudes or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons which singularly or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of such Loan Party;

(g)	security given to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of such Loan Party, all in the ordinary course of its business which singularly or in the aggregate do not cause a Material Adverse Effect;

(h)	the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions to title;

(i)	operating leases;

(j)	liens to secure Capital Lease Obligations to the extent permitted by paragraph (e) of the definition of “Permitted Debt”;

(k)	security interests granted or assumed to finance the purchase of any property or asset (a “Purchase Money Security Interest”) where:

i)	the security interest is granted at the time of or within 60 days after the purchase,

ii)	the security interest is limited to the property and assets acquired, and

iii)	the indebtedness represented by all Purchase Money Security Interests is permitted under paragraph (f) of the definition of “Permitted Debt”;

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(l)	security interests or liens (other than those hereinbefore listed) of a specific nature (and excluding for greater certainty floating charges) on properties and assets having a fair market value not in excess of $250,000 in aggregate;

(m)	cash collateral security delivered by Fire & Flower Inc. in connection with the Existing LCs, provided that such cash collateral security shall not exceed Indebtedness permitted pursuant to paragraph (l) of the definition of “Permitted Debt”; and

(n)	security interests and liens in favour of Computershare Trust Company of Canada (in its capacity as trustee under the Secured Indenture) in respect of the Secured Convertible Debentures provided that all such security interests and liens granted thereunder remain at all times subject to the Secured Debentures Subordination Agreement, and for certainty, the permission to create a Permitted Encumbrance shall not be construed as a subordination or postponement, express or implied, of the Security Documents to such Permitted Encumbrance.

“Permitted Investment” means any one or more of the following:

(a)	Investments in or to a Loan Party; and

(b)	Investments that are Permitted Acquisitions.

“Permitted Payments” means any: (a) regularly scheduled interest payment or (b) payment by way of issuance of common shares, in each case, in respect of the Convertible Debentures.

“Person” means any natural person, corporation (including a business trust and a public benefit corporation), limited liability company, unlimited liability corporation, trust, joint venture, association, company, partnership, joint stock company, firm, enterprise, unincorporated association, Governmental Authority or other entity.

“Prime” means the prime lending rate per annum established by Lender from time to time for commercial loans denominated in Canadian dollars made by Lender in Canada.

“Priority Payable” means, at any time, any liability of any Loan Party to any Person that ranks, in right of payment in any circumstances, equal to or in priority to any liability of a Loan Party to Lender, and may include unpaid wages, salaries and commissions, unremitted source deductions for employment insurance premiums or Canada Pension Plan contributions, vacation pay, arrears of rent, unpaid taxes, withholding tax liabilities, goods and services taxes, all sales and consumption taxes, harmonized sales tax, customs duties, amounts owed in respect of workers’ compensation, amounts owed to unpaid vendors who have a right of repossession, and amounts owing to creditors which may claim priority by statute or under a Purchase Money Security Interest.

“Promissory Note” means the unsecured promissory note dated April 15, 2020 issued by Fire & Flower Inc. in favour of Flora (Bernard) Enterprises Inc. in the principal amount of Cdn. $300,000 in connection with the Kelowna Acquisition.

“Related Company A/R” means any Accounts Receivable due to any of the Loan Parties by any Person that does not have an arm’s-length relationship with such Loan Party, where such Person has the ability to exercise control or significant influence, directly or indirectly, over operating, investing or financing activities. For the purposes of this definition, two or more Persons are related if they are subject to common control, joint control or significant influence.

Fire & Flower Holdings Corp.	April 21, 2020

“Related Parties” means, with respect to any Person, such Person’s affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s affiliates.

“Required Reserve Amount” means, at the time of determination, an amount equal to the sum of: (i) all scheduled interest payments under Facility #1 until April 30, 2021 (assuming Facility #1 is fully drawn), (ii) all scheduled principal and interest payments under Facility #2 until the Quarterly Payment to be made on July 31, 2021 (assuming Facility #2 is fully drawn) and (iii) $70,000.

“Reserve Account” means account no. 00622570579 held by the Borrower with the Lender for the purposes of holding the Required Reserve Amount.

“Sanctions” means any sanctions or trade embargoes imposed, administered or enforced from time to time by any relevant sanctions authority including, without limitation, under the United Nations Act (Canada), the Special Economic Measures Act (Canada) and the Export and Import Permits Act (Canada).

“Secured Convertible Debentures” means the 8.00% secured convertible debentures in an aggregate principal amount of $25,000,000, plus any amounts owing on account of the Interest Election (as defined in the Secured Indenture), issued pursuant to the Secured Indenture, and any extension or refinancing thereof on terms satisfactory to the Lender, acting reasonably.

“Secured Debentures Subordination Agreement” means the intercreditor and subordination agreement to be entered into among the Loan Parties, Computershare Trust Company of Canada and the Lender in respect of the Secured Convertible Debentures, as amended, restated, supplemented or otherwise modified from time to time.

“Secured Indenture” means the debenture indenture to be dated on or about April 24, 2020, between the Borrower and Computershare Trust Company of Canada in respect of the Secured Convertible Debentures.

“Subscription Agreement” means the subscription agreement dated as of July 23, 2019 between the Borrower and 2707031 Ontario Inc in respect of the Couche-Tard Convertible Debentures.

“Strategic License Agreement” means the strategic license agreement between Retail Innovation Labs Inc. (d/b/a/ Cova Software) and Hifyre Inc. dated January 16, 2020.

“Subsidiary” means

(a)	a person of which another Person alone or in conjunction with its other subsidiaries owns an aggregate number of voting shares sufficient to elect a majority of the directors regardless of the manner in which other voting shares are voted; and

(b)	a partnership of which at least a majority of the outstanding income interests or capital interests are directly or indirectly owned or controlled by such Person, and includes a Person in like relation to a Subsidiary.

“Swap” means a Commodity Swap, Currency Swap or Interest Swap.

“TD Accounts” means those accounts listed under the heading “TD Accounts” in Schedule “E”.

“Unfunded Capital Expenditures” means, for any period, the sum of all capital expenditures of the Loan Parties not financed or paid for by (i) new equity proceeds, (ii) advances under the Facilities (excluding Facility #1), and (iii) Permitted Debt.

“Unrestricted and Unencumbered Cash” means, on the date of determination, the aggregate amount of unrestricted and unencumbered cash of the Loan Parties (excluding, for certainty, all amounts held in the Cash Collateral Account, the Reserve Account and any availability under the Facilities).

SCHEDULE “A”

FORM OF COMPLIANCE CERTIFICATE

To:	ATB Financial
Corporate Financial Services
Suite 600, 585 – 8th Avenue SW
Calgary, AB T2P 1G1

Attention: Max Herrera/ Christopher Hamel

I, ______________________________hereby certify as of the date of this certificate as follows:

(a)	I am the ______________[insert title] of Fire & Flower Holdings Corp. (“Borrower”) and I am authorized to provide this certificate to you for and on behalf of Borrower.

(b)	This certificate applies to the [Fiscal Quarter/Fiscal Year] ending______________.

(c)	I am familiar with and have examined the provisions of the commitment letter (the “Agreement”) dated April 21, 2020 between Borrower and ATB Financial, as lender, and have made reasonable investigations of corporate records and inquiries of other officers and senior personnel of Borrower and of any Guarantor. Terms defined in the Agreement have the same meanings when used in this certificate.

(d)	No Default, Event of Default or any other breach of any covenant or other term or condition of the Agreement has occurred and there is no reason to believe that during the next Fiscal Quarter, any such event or circumstance will occur.

OR

We are or anticipate being in default of the following terms or conditions, and our proposed action to meet compliance is set out below:

Description of any breaches and proposed action to remedy: ________________.

(e)	Our financial ratios are as follows:

i)	the Adjusted Debt to EBITDAR Ratio (calculated on a trailing four Fiscal Quarter basis) is__:1.00, being not more than the required ratio of :1.00;

ii)	the Fixed Charge Coverage Ratio (calculated on a trailing four Fiscal Quarter basis) is__:1.00, being not less than the required ratio of :1.00;

iii)	the amount of Unrestricted and Unencumbered Cash is $__, being not less than the required amount of $5,000,000; and

iv)	the LTV Ratio is __%, being not more than the maximum of %.

(f)	The detailed calculations of the foregoing ratios and covenants are set forth in the addendum annexed hereto and are true and correct in all respects.

A-2

This certificate is given by the undersigned officer in his/her capacity as an officer of Borrower without any personal liability on the part of such officer.

Dated this ______day of ________ , 20____ .

FIRE & FLOWER HOLDINGS CORP.

Per:
Name:
Title:

A-3

APPENDIX

[Insert detailed calculations of financial ratios]

(I)	THE RATIO OF ADJUSTED DEBT TO EBITDAR IS ___:1.00, CALCULATED AS FOLLOWS:

Adjusted Debt =
	all non-postponed interest-bearing Indebtedness (but only excluding such postponed Indebtedness if it is postponed on terms and in a manner acceptable to Lender)	$__________

+ (if not already included)

	● capital lease obligations	+ $_________
	● Indebtedness subject to scheduled repayment terms	+ $_________
	● letters of credit/letters of guarantee	+ $_________

+:

	● redemption amount of any preferred shares of the Borrower redeemable at option of holder	+ $_________
=$ _________

EBITDAR =
	net income (excluding extraordinary items) from continuing operations	$__________

+ (to extent deducted in determining net income)
	● Interest Expense	+ $_________
	● income taxes expensed	+ $_________
	● depreciation, depletion and amortization	+ $_________
	● rent deducted	+ $_________
= $_________

(II)	THE FIXED CHARGE COVERAGE RATIO IS __:__ , CALCULATED AS FOLLOWS:

EBITDA=
	net income (excluding extraordinary items) from continuing operations	$___________

+ (to extent deducted in determining net income)

	● Interest Expense	+ $_________
	● income taxes expensed	+ $_________
	● depreciation, depletion and amortization	+ $_________

	minus Unfunded Capital Expenditures (capital expenditures of the Loan Parties not financed by (a) new equity proceeds, (b) the Facilities (excluding Facility #1) and (c) Permitted Debt)	- $_________

A-4

	minus all cash income taxes expensed during the period (excluding deferred taxes)	- $_________

= $________

divided by:
Fixed Charges =
	cash Interest Expense	$__________

	+ scheduled principal payments (excluding the payments due on the Maturity Date) on Adjusted Debt (i.e. non-postponed interest-bearing Indebtedness including capital leases, Indebtedness subject to scheduled repayment terms and letters of credit/letters of guarantee, plus, preferred shares redeemable at option of holder) and including for certainty payments due in respect of the Promissory Note	+$__________

	+ dividends declared	+ $__________

+ all interest payments under the Convertible Debentures that are required to be paid in cash
+$__________
=$__________
=$__________

(III)	THE LTV RATIO IS ______ % (the ratio expressed as a percentage), CALCULATED AS FOLLOWS:

the aggregate principal amount of Borrowings outstanding under Facility #2
$___________

to

	the appraised value of all remaining owned real property assets (as set forth in the appraisals most recently provided to and approved by the Lender in its sole discretion) that are subject to collateral mortgages in favour of the Lender	$___________

	+ the amount of any cash in the Cash Collateral Account in excess of $3,000,000	+$___________
=$___________

SCHEDULE “B”

FORM OF BORROWING BASE CERTIFICATE

To:	ATB Financial
Corporate Financial Services
Suite 600, 585 – 8th Avenue SW
Calgary, AB T2P 1G1
Attention: Max Herrera/ Christopher Hamel

I, ________________ hereby certify as of the date of this certificate as follows:

(a)	I am the ____________________[insert title] of Fire & Flower Holdings Corp. (“Borrower”) and I am authorized to provide this certificate to you for and on behalf of Borrower.

(b)	This certificate applies to the month ending _____________________.

(c)	I am familiar with and have examined the provisions of the commitment letter (the “Agreement”) dated April 21, 2020 between Borrower and ATB Financial, as lender, and have made reasonable investigations of corporate records and inquiries of other officers and senior personnel of Borrower and of any Guarantor. Terms defined in the Agreement have the same meanings when used in this certificate.

(d)	The total amount of the Borrowing Base as at the end of month is: __________________, the detailed calculations of which are attached as Appendix 1 hereto.

(e)	The Borrower hereby confirms that the principal amount of all Borrowings, in aggregate, under Facility #1 does not exceed, and has not at any time exceeded, the Borrowing Base (as evidenced by a schedule attached hereto by the Borrower confirming its calculations).

(f)	Attached as Appendix #2 hereto is a detailed listing of all Eligible A/R, Canadian A/R and any Priority Payables as at the end of month.

(g)	Attached as Appendix #2 hereto is a listing of all aged accounts payable (including Lienable Payables) and accounts receivables of the Borrower on a consolidated basis, allocating trade payables (including Lienable Payables) and accruals for the Borrower on a consolidated basis, as at the end of month and giving separate listings and statements for each business location.

(h)	The amount of Unrestricted and Unencumbered Cash as at the end of month is $ _______________, being not less than the required amount of $5,000,000.

(i)	The LTV Ratio is _________%, being not more than the maximum of %, the detailed calculations of which are attached as Appendix 1 hereto.

(j)	The Borrower hereby represents and warrants that this Certificate is a correct statement regarding the status of the Borrowing Base and the amounts set forth herein are in compliance with the provisions of the Agreement.

[Remainder of Page Intentionally Left Blank]

This certificate is given by the undersigned officer in his/her capacity as an officer of Borrower without any personal liability on the part of such officer.

Dated this _______day of ______, 20 _____.

FIRE & FLOWER HOLDINGS CORP.

Per:
Name:
Title:

APPENDIX 1

The Borrowing Base is ___________, calculated as follows:

the aggregate amount of cash deposited in the Cash Collateral Account at that time (to a maximum of $3,000,000)	$________

% of the Lender’s estimated valuation of all Eligible A/R owing by account debtors located in Canada at that time (to a maximum of $2,000,000)	+$________

less any Lienable Payables	- $________

less any Priority Payables	- $________

Borrowing Base	= Cdn.$______

The LTV Ratio is_____% (the ratio below expressed as a percentage), calculated as follows:

the aggregate principal amount of Borrowings outstanding under Facility #2	$__________

to

the appraised value of all remaining owned real property assets (as set forth in the appraisals most recently provided to and approved by the Lender in its sole discretion) that are subject to collateral mortgages in favour of the Lender	$__________

plus, the amount of any cash in the Cash Collateral Account in excess of $3,000,000	+$_________

=$_________

APPENDIX 2

(See Attached)

SCHEDULE “C”

SCHEDULE OF REAL PROPERTY

Owned Real Property

1. 129 York Street, Ottawa, Ontario;

2. 100 – 343 70th Street, Saskatoon, Saskatchewan;

3. 9629 – 82 Avenue NW, Edmonton, Alberta; and

Leased Real Property

4. See addresses in lease descriptions listed in Schedule “D”.

SCHEDULE “D”

MATERIAL CONTRACTS

SCHEDULE “E”

BANK ACCOUNTS

SUBSIDIARIES

Borrower:

Legal Name	Jurisdiction of Formation	Chief Executive Office Address	Location of Business and Real Property and Tangible Personal Property and Assets	Trade Names
Fire & Flower Holdings Corp.	Federal	400, 5241 Calgary Trail NW, Edmonton, Alberta T6H 5G8	Alberta Ontario	N/A

Subsidiaries:

Legal Name	Jurisdiction of Formation	Chief Executive Office Address	Location of Business and Real Property and Tangible Personal Property and Assets	Ownership of Issued Voting Securities	Trade Names
Fire & Flower Inc.	Federal	400, 5241 Calgary Trail NW, Edmonton, Alberta T6H 5G8	British Columbia Alberta Saskatchewan Manitoba Ontario Yukon	Fire & Flower Holdings Corp. (100%)	Fire & Flower C annabis Co.

10926671 Canada Ltd.	Federal	400, 5241 Calgary Trail NW, Edmonton, Alberta T6H 5G8	Saskatchewan	Fire & Flower Inc. (100%)	Open Fields Distribution

11180703 Canada Inc.	Federal	400, 5241 Calgary Trail NW, Edmonton, Alberta T6H 5G8	Ontario	Fire & Flower Inc. (100%)	N/A

Hifyre Inc.	Ontario	400, 5241 Calgary Trail NW, Edmonton, Alberta T6H 5G8	Ontario	Fire & Flower Inc. (100%)	Hifyre

2676053 Ontario Limited	Ontario	400, 5241 Calgary Trail NW, Edmonton, Alberta T6H 5G8	Ontario	Fire & Flower Inc. (100%)	Fire & Flower Cannabis Co.

2727765 Ontario Inc.	Ontario	400, 5241 Calgary Trail NW, Edmonton, Alberta T6H 5G8	Ontario	Fire & Flower Inc. (100%)	Fire & Flower Cannabis Co.